UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

X	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended ______________________

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to _______________

Commission file number: ______________

L.E.H. Ventures Ltd.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 206-837 West Hastings St. Vancouver, BC V6C 3N6 CANADA
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.
Title of each class	Name of each exchange on which registered

N/A	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Stock, No Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 13,256,270

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes      No     N/A X

Indicate by check mark which financial statement item the registrant has elected to follow. x Item 17    _ Item 18

Page 1 of xxx
Index to Exhibits on Page 65

GLOSSARY OF TERMS

S.E.C Industry Guide	National Instrument 43-101

Reserve: That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. The United States Securities and Exchange Commission requires a final or full Feasibility Study to support either Proven or Probable Reserves and does not recognize other classifications of mineralized deposits.
Mineral Reserve: The economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven (Measured) Reserves: Reserves for which a quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and measurement are spaced so closely and the geologic character is so well defined that size, share, depth, and mineral content of reserves are well established.	Proven Mineral Reserve: The economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Probable (Indicated) Reserves: For which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.	Probable Mineral Reserve: The economically mineable part of an indicated, and in some circumstances, a Measured Mineral Resource, demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Alteration – any change in the mineral composition of a rock brought about by physical or chemical means.

Assaying - laboratory examination that determines the content or proportion of a specific metal (ie:silver) contained within a sample. Technique usually involves firing/smelting.

Batholith – a very large intrusive mass of igneous rock.

Bottle Roll Leach Test – a small scale laboratory test where representative mineralized samples and solutions or solvents are placed in a bottle which is continuously agitated. The solutions are frequently measured to determine the cumulative extraction of the contained metals into solution.

Bulk Sample – A collection of representative mineralized material whose location, geologic character and metal assay content can be determined and then used for metallurgical or geotechnical testing purposes.

Chlorargyrite - a silver bearing mineral (AgC1); silver chloride.

Column Leach Test – a metallurgical test where materials are stacked inside a columnar container and subjected to a controlled flow of fluids or solvents intended to dissolve or extract minerals into solutions which are measured.

Core Samples - the cylindrical form of rock called “core” that is extracted from a diamond drill hole. Mineralized sections are separated and these samples are sent to a laboratory for analysis.

Cut-off grade - the lowest grade of mineralized material that qualifies as reserve in a deposit. ie: contributing material of the lowest assay that is included in a reserve estimate.

Diamond Drilling – a type of rotary drilling in which diamond bits are used as the rock-cutting tool to produce a recoverable drill core sample of rock for observation and analysis.

Dip – the angle that a structural surface, a bedding or fault plan, makes with the horizontal, measured perpendicular to the strike of the structure.

Disseminated – where minerals occur as scattered particles in the rock.

Environmental Baseline Study - a geotechnical study that monitors and establishes the numerous naturally occurring base levels present within a specific area/environment. These can include; water chemistry, flora and fauna.

Epithermal – low temperature hydrothermal process or product.

Exploration – work involved in searching for ore, usually by drilling or driving a drift.

Fault – a fracture or break in rock along which there has been movement.

Feasibility – is a definitive study of the viability of a mineral project by a qualified professional which defines: (1) mining methods, pit configuration, mine scheduling, mine equipment and all related costing, (2) method of mineral processing and all related plant, equipment and costing, (3) necessary determination of all infrastructure required and relevant costs and (4) all requirements of government and markets for mine operation. A definitive financial analysis of the mineral project taking into consideration all relevant factors which will establish the presence of a Mineral Reserve and the details of its economic viability.

Felsic – an adjective describing an igneous rock having mostly light colored minerals and rich in silica, potassium and sodium.

Fracture – a break or crack in rock.

Fracture-controlled - a type of Mineralization where circulating fluids deposit minerals preferentially upon fracture planes within a rock mass.

Gabbro – a group of dark colored basic intrusive igneous rocks composed principally of labraorite or bytownite and augite, with or without alivine and orthopyroxene.

Grade – The metal content of rock with precious metals, grade can be expressed as troy ounces or grams per tonne of rock.

Granodiorite – a medium to coarse-grained intrusive igneous rock, intermediate in composition between quartz diorite and quartz monzonite.

Heap Leach – a mineral processing method involving the crushing and stacking ore on an impermeable liner upon which solutions may be sprayed that dissolves metal i.e. gold/silver, etc.; the solutions containing the metals are then collected and treated to recover the metals.

Hydrothermal – the products or the actions of heated waters in a rock mass such as a mineral deposit precipitating from a hot solution.

Hydrothermal alteration - the process by which heated or superheated water/solutions alter the chemistry of the rocks they circulate through.

Igneous – a primary type of rock formed by the cooling of molten material.

Intrusion; Intrusive – molten rock which is intruded (injected) into spaces that are created by a combination of melting and displacement.

Jones splitter - a mechanical device into which sample material consisting of rock chips from drill holes is fed into a hopper. The device then statistically splits the volume of material to produce a smaller representative sample, which is then sent to a laboratory for analysis.

Mesothermal – intermediate temperature hydrothermal process (200-300C) or product.

Metamorphosed rocks - rocks that are changed in character by processes of intense heat and pressure deep within the earth’s crust.

Metallurgy – the study of the extractive processes which produce minerals from their host rocks.

Metallurgical Tests - are scientific examinations of rock/material to determine the optimum extraction of metal contained. Core samples from diamond drill holes are used as representative samples of the Mineralization for this testwork.

Mineral – a naturally formed chemical element or compound having a definitive chemical composition and, usually a characteristic crystal form.

Mineralization – a natural concentration in rocks or soil of one or more metalliferous minerals.

Open Pit – a mining method whereby the mineral reserves are accessed from surface by the successive removal of layers of material usually creating a large pit at the surface of the earth.

Prefeasability Study – is a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and where an effective method of mineral processing had been determined. This Study must include a financial analysis based on reasonable assumptions of technical engineering, operating, and economic factors which are sufficient for a Qualified Person acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

Pyrite - an iron sulphide mineral (FeS2), the most common naturally occurring sulphide mineral.

Quartz – crystalline silica; often forming veins in fractures and faults within older rocks.

Quartz Monzonite - a coarse grained, quartz rich igneous rock usually occurring as a smaller rock mass associated with major granitic bodies.

Resource – a concentration of mineral material in such form and amount that economic extraction of a commodity from the concentration is currently or potentially feasible. Locations, grade, quality or quantity are estimated from specific geologic evidence.

Reverse Circulation Drilling (RC) – a drilling method used in geological appraisals whereby the drilling fluid passes inside the drill stem to a down-the-hole precision bit and returns to the surface outside the drill stem carrying the drill chip samples.

Silification – the in situ alteration of a rock, which involves an increase in the proportion of silica minerals.

Supergene effects - the effect of the water/solutions percolating down from the earth’s surface (weathering); these solutions can dissolve minerals at the surface and then reconcentrate at depth.

Syenite – a group of plutonic rocks usually containing orthoclase, microtline, or perhite, a small of plagiotlase, one or more mafic minerals especially hornblende, and little or no quartz.

Vein – a thin, sheet-like, crosscutting body of hydrothermal Mineralization, principally quartz.

Volcanics – those originally molten rocks, generally fine grained, that have reached or nearly reached the Earth’s surface before solidifying.

Waste – barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

Waste to Ore Strip Ratio – the amount of waste material mined for each unit of ore presented as a ratio.

     L.E.H. Ventures Ltd.
Form 20-F Registration Statement
Table of Contents

Part I

Item 1. Identity of Officers and Directors

Table No. 1
Company Directors and Officers

Name	Position	Business Address

John P. Mc Goran	President, CEO and Director	2111 West 34th Ave.
Vancouver, BC V6M 1G3
Canada

Luard Manning	Secretary, CFO and Director	206-837 West Hastings St
Vancouver, BC V6C 3N6
Canada

James N. Plexman	Director	618 Baywood Street
North Bay, On P1B 4T1
Canada

James C. O’Rourke	Director	584-885 Dunsmuir Street
Vancouver, BC V6C 1N5
Canada

Item 2. Offer Statistics and Expected Timetable

Not Applicable

Item 3. Key Information

SELECTED FINANCIAL DATA

The selected financial data of the Company for Fiscal 2001, 2000, and Fiscal 1999 ended November 30th was derived from the financial statements of the Company which have been audited by Staley Okada & Partners (formerly, Staley, Okada, Chandler and Scott), Independent Auditors, as indicated in their audit report which is included elsewhere in this Registration Statement. Staley Okada & Partners is located at 10190 152-A Street, Surrey, British Columbia V3R 1J7. The telephone number for Staley Okada & Partners is 604-585-8300 and the contact person is Mr. Larry Okada. Staley Okada & Partners is a member of the Canadian Institute of Chartered Accountants. The Company’s banker is the Bank of Montreal located at 595 Burrard Street, Vancouver, British Columbia V7X 1L7. The telephone number for the Bank of Montreal is 604-665-2643 and the contact person is Murielle Prud’Homme and her direct telephone line is 604-665-7506. The Company’s legal counsel is DuMoulin Black located at 595 Howe Street, 10th Floor, Vancouver, British Columbia V6C 2T5. The telephone number of the Company’s legal counsel is 604-687-1224 and the contact person is Mr. George Brazier.

The selected financial data as at and for the nine month periods ended 8/31/2002 and 8/31/2001 have been derived from the unaudited finncial statements of the Company, also included herein and, in the opinion of the Company, include all adjustments consisting of normally recurring adjustments necessary to present fairly the information set forth herein. The results of operations for the nine months ended August 31, 2002 are not necessarily indicative of results to be expected for the Company for the full fiscal year ending November 30, 2002.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Registration Statement.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Table No. 2 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP, except as disclosed in a footnote to the financial statements.

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 3 sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent fiscal periods ended November 30th, the average rates for the period and the range of high and low rates for the period. The table also sets forth the data at 8/31/2002 and 8/31/2001 and the data for each month for the past six months.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of U.S. dollars required under that formula to buy one Canadian Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 3
Canadian Dollar/U.S. Dollar

	Average	High	Low	Close

November 2002		$1.59	$1.55	$1.57
October 2002		$1.59	$1.56	$1.57
Sept. 2002		$1.59	$1.55	$1.59
August 2002		$1.60	$1.55	$1.56
July 2002		$1.51	$1.59	$1.58
June 2002		$1.55	$1.51	$1.53

Nine Months Ended 8/31/02	$1.57	$1.61	$1.51	$1.56
Nine Months Ended 8/31/01	$1.54	$1.60	$1.49	$1.57

Fiscal Year Ended 11/30/01	$1.54	$1.60	$1.49	$1.56
Fiscal Year Ended 11/30/00	$1.50	$1.56	$1.44	$1.54
Fiscal Year Ended 11/30/99	$1.49	$1.53	$1.44	$1.44
Fiscal Year Ended 11/30/98	$1.49	$1.57	$1.41	$1.54
Fiscal Year Ended 11/30/97	$1.39	$1.44	$1.34	$1.43

The exchange rate was 1.57 on November 29, 2002

Statement of Capitalization and Indebtedness

Table No. 4
Statement of Capitalization and Indebtedness
October 31, 2002

Shareholders’ Equity:

Common Shares, no par value;
100,000,000 common shares authorized
13,256,270 common shares issued and outstanding	$3,903,580
Retained Earnings (deficit)	$(2,499,322)
Net Stockholders’ Equity	$1,404,258

TOTAL CAPITALIZATION	$3,903,580

Stock Options Outstanding	690,000
Warrants Outstanding	1,080,000
Escrowed Share Capital	750,000
Capital Leases	Nil
Guaranteed Debt	Nil
Secured Debt	Nil

Establishing and Maintaining Disclosure Controls and Procedures

Based on Management’s evaluation, the Company is in full compliance with establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14).

A certification for each principal executive officer and principal financial officer as required by Section 302 of the Sarbanes-Oxley Act of 2002 and SEC rule 33-8124 are attached as exhibits in Item 19.

Forward Looking Statements

This Registration Statement contains forward-looking statements. Words such as "anticipate", "believe", "expect", "future", "may", "will", "should", "plan", "will likely result", "intend", "are expected to", "will continue", " is anticipated", "estimate", "project or projected", and similar expressions identify forward-looking statements. Accordingly, such statements are qualified in their entirety by reference to and are accompanied by the following discussion of certain important factors that could cause actual results to differ materially from such forward-looking statements. These statements are based on the Company’s beliefs and the assurances made using information currently available to the Company. Because these statements reflect its current views concerning future events, these statements involve risks, uncertainties and assumptions. Actual results could differ materially from the results discussed in the forward- looking statements. Some, but not all, of the factors that may cause these differences include those discussed in the risk factors. A reader should not place undue reliance on these forward-looking statements. A reader should also remember that these statements are made only as of the date of this report and future events may cause them to be less likely to prove to be true.

The risks identified here are material risks. Furthermore, reference is also made to other sections of this Registration Statement that include additional factors that could adversely impact the Company’s business and financial performance. Also, the Company operates in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for management to predict all such risk factors, not can it access the impact of all such risk factors on the Company’s business or the extent to which any factor or combination of factors may cause actual results to differ significantly from those contained in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results.

Risk Factors

Unsuccessful Exploration Efforts By L.E.H. Ventures Ltd. Personnel Could Result In a Significant Negative Effect on the Company:

The expenditures to be made by the Company in the exploration of its properties as described herein may not result in discoveries of mineralized material in commercial quantities. Most exploration projects do not result in the discovery of commercially mineable ore deposits and this occurrence would have a significant negative effect on the Company.

L.E.H. Ventures Ltd. has No Proven Reserves on the Properties in Which It Has an Interest:

The properties in which L.E.H. Ventures Ltd. has an interest or the concessions in which the Company has the right to earn an interest are in the exploratory stage only and are without a known body of ore. Properties on which mineral reserves are not found by Company personnel will have to be discarded causing the Company to write each respective property off resulting in a significantly negative effect for the Company.

There is No Guarantee of Clear Title to Any of the Mineral Properties to which L.E.H. Ventures Ltd. Has an Interest:

Unregistered agreements or unregistered transfers of title could cause L.E.H. Ventures Ltd. to forfeit its interests in one or more of its property interests. An event such as this would have a significant negative effect on the Company.

Mineral Prices May Not Support Corporate Profit for L.E.H. Venures Ltd.:

The mining industry is intensely competitive and even if commercial quantities of mineral resources are developed (which is not guaranteed), a profitable market may not exist for the sale of same. If a profitable market does not exist the Company could have to cease operations.

The Expense of Meeting Environmental Regulations Could Cause a Significantly Negative Effect on L.E.H. Ventures Ltd.:

The current and anticipated future operations of the Company, including further exploration activities require permits from various Canadian Federal and Provincial governmental authorities. Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters. The permits which L.E.H. Ventures Ltd. may require for construction of mining facilities and the conduct of mining operations (which may not occur) must be obtainable on reasonable terms to the Company. Unfavorable amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

Large increases in capital expenditures resulting from any of the above factors could force L.E.H. Ventures Ltd. to cease operations.

Operating Hazards and Risks Associated with the Mining Industry Could Result in a Significantly Negative Effect on L.E.H. Ventures Ltd.:

Mining operations generally involve a high degree of risk. Hazards such as unusual or unexpected formations and other conditions are involved. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to the exploration activities of precious and base metals, any of which could result in work stoppages, damage to or destruction of mines and other facilities, damage to life and property, environmental damage and legal liability for any or all damage. The Company may become subject to liability for cave-ins and other hazards for which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration activities and could force the Company to cease operations.

There is the Possibility of Significant Dilution to the Present and Prospective Shareholders of L.E.H. Ventures Ltd.:

The Company’s plan of operation, in part, contemplates the accomplishment of business negotiations by the issuance of cash, securities of the Company, or a combination of the two, and possibly, incurring debt. Any transaction involving the issuance of previously authorized but unissued shares of common stock, or securities convertible into common stock, would result in dilution, possibly substantial, to present and prospective holders of common stock.

L.E.H. Ventures Ltd. currently has 690,000 share purchase options outstanding; 1,080,000-share purchase warrants outstanding; and, 750,000 common shares held in escrow. If all of the share purchase warrants and share purchase options were exercised, the number of common shares issued and outstanding would increase from 13,256,270 to 15,026,270. This represents an increase of 13% in the number of shares issued and outstanding and would result in significant dilution to current shareholders.

The Risks Associated with Penny Stock Classification Could Affect the Marketability of the Common Stock of L.E.H. Ventures Ltd. and Shareholders May Find It Difficult to Sell Their Shares:

The Company’s stock is subject to “penny stock” rules as defined in 1934 Securities and Exchange Act rule 3a51-1. The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. The Company’s common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities. Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company’s common shares in the United States and shareholders may find it more difficult to sell their shares.

L.E.H. Ventures is Dependent on Key Personnel, Especially John McGoran, President and Mr. McGoran’s Absence Could Result in a Significantly Negative Effect on the Company:

The Company strongly depends on the business and technical expertise of its management and key personnel. There is little possibility that this dependence will decrease in the near term. As the Company’s operations expand, additional general management resources will be required, especially since the Company encounters risks that are inherent in doing business in several countries. The Company is dependent, in particular, on its President Mr. John McGoran. The Company has no employment and/or consulting contracts with its President, Mr. John McGoran. Key man life insurance is not in place on Mr. McGoran.

The Lack of Trading Volume Associated with the Company’s Stock Reduces the Liquidity of the Stock for Investors

It May Be Difficult for U.S. Investors to Effect Service of Process Against the Company:

L.E.H. Ventures Ltd. is incorporated under the laws of the Province of British Columbia, Canada. The directors and officers are residents of Canada and substantially all of the Company’s assets and its subsidiaries are located outside of the United States. Consequently, it may be difficult for United States investors to enforce judgments both in and outside the United States.

Item 4. Information on the Company

DESCRIPTION OF BUSINESS

Introduction

The Company’s executive office is located at:

206-837 West Hastings Street Vancouver, BC V6C 3N6 CANADA
Telephone: (604) 669-2066
Facsimile: (604) 699-3522
Email: leh@zoolink.com

The contact person in Vancouver, British Columbia is: Mr. John P. McGoran, President.

The Company's fiscal year ends November 30th.

The Company's common shares trade on the TSE Venture Exchange (formerly the Canadian Venture Exchange) under the symbol "LEH".

The Company has 100,000,000 common shares authorized with no par value. At 11/30/2001, the end of the Company's most recent fiscal year, there were 11,976,270 common shares issued and outstanding. At 8/31/02, the end of the first nine months of operations for Fiscal 2002, there were 13,256,270 common shares issued and outstanding.

Corporate Background

L.E.H. Ventures Ltd. (the “Company”) was incorporated under the Company Act of the Province of British Columbia by Memorandum and Articles on July 17, 1981 under the name “O.P. Resources Ltd.”, with an authorized capital of 5,000,000 common shares without par value. By a special resolution filed October 23, 1987 with the Registrar of Companies, the Company increased its authorized capital to 10,000,000 common shares without par value. By a special resolution filed February 15, 1994 with the Registrar of Companies, the Company changed its name to “L.E.H.

Ventures Ltd.” and increased its authorized capital to 25,000,000 common shares without par value, and by a special resolution filed December 20, 1999 with the Registrar of Companies, the Company increased its authorized capital to 100,000,000 common shares without par value.

The Company does not have any subsidiaries.

Business

In February 1999, the Company purchased four modified grid claims (28 units) and one Crown Granted Mineral Claim known as the Gold Reef property, situated in the Skeena Mining Division, British Columbia. To date, the Company has not commenced an exploration program on the Gold Reef property. The Company has dropped the 28 modified grid claims and maintained the Crown Granted claim.

During the fiscal year ending November 30, 1999, the Company entered into an Agreement to acquire a 51% interest in five Mineral Claims situate in the Geordie Lake area of Ontario, subject to a 2½% net smelter royalty, and the Company commenced an exploration program in respect to the same.

During the fiscal year ending November 30, 2000, the Company acquired the right to acquire a 100% interest in the five Geordie Lake Mineral Claims, subject to a 2½% net smelter return royalty, and continued its exploration program in respect to the same. The Company acquired three other Geordie Lake Mineral Claims surrounding the original five Geordie Lake Mineral Claims by staking.

During the fiscal year ending November 30, 2001, the Company continued an exploration program in respect to the Geordie Lake Mineral Claims. Subsequent to the fiscal year ending November 30, 2001, the Company purchased 17 Claim Units (Cells in Quebec) in the Otish Mountain region of northern Quebec.

During the first nine months of Fiscal 2002, ending August 31st, the Company continued its exploration program on the Geordie Lake property. The 2002 exploration program consisted of four diamond drill holes plus finishing the bottom of hole 14 that was started last year. A geochemical survey was also completed.

Plan of Operations

During the year ended November 30, 2001 the Company’s acquisition expense increased to $227,786 as compared to $105,010 during the same time period last year. This is an increase if $122,776 or 116.92%. The main reason for this increase was the cost of the buy-out of Coubran Resources’ 12-3/4% interest in the Geordie Lake Property. The Company issued 444,465 shares to Coubran from the treasury at a deemed price of $0.40 per share for a deemed cost of $177,786.

During Fiscal 2003, the Company intends to continue the work program at the Geordie Lake property. Current plans call for the following:

1)	To continue diamond drilling in the vicinity of the present resource;
2)	To step out drill in the vicinity of hole 02-02, a separate mineralized zone located 400 meters to the east of the present resource; and,
3)	To use geochemistry, geophysics and possibly drill any other nearby mineral occurrences.

DESCRIPTION OF PROPERTY

Geordie Lake Property

Acquisition Details

During the fiscal year ending November 30, 1999, the Company acquired an option in respect to five core Geordie Lake Claim Units of the Geordie Lake Property which consists of 8 Claim Units comprised of 95 metric units at 500 m by 500 m. Under the Geordie Lake Option Agreement, to maintain the Agreement, the Company was required to pay $30,000 by March 31, 2000 to Gryphon, and $25,000 by April 2, 2000 to the underlying vendors, and to incur $50,000 in exploration expenditures by December 31, 1999. Failure to incur these expenditures or make these payments would have resulted in the loss of the five core claims. These payments were made and the expenditures were incurred.

During the fiscal year ending November 30, 2000 in respect to the Geordie Lake property, the Company paid $30,000 to Gryphon and $25,000 to the Vendors, and incurred $199,240 in exploration expenditures. To complete its acquisition of a 49% interest in the five core claims, the Company paid an additional $50,000 to Gryphon.

During the fiscal year ending November 30, 2001, the Company then paid $50,000 to the Underlying Vendors of the Geordie Lake property to acquire the remaining 51%, and as well, incurred $500,163 in exploration expenditures.

Property Description and Location

The Geordie Lake property is located in north western Ontario, 14 kilometers west north-west of the Town of Marathon, Ontario, and consists of 95 unpatented units or 1,538 hectares. The Trans Canada Highway is approximately 3 kms south of the property and the north shore of Lake Superior is approximately 5 kms south of the property.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the property is provided by a series of old logging roads, all terrain vehicle trails and foot paths that extend in a northerly direction for a distance of approximately five miles from the Trans-Canada Highway. The property is also accessible by a five minute helicopter ride from the Marathon airport.

Much of the property is rugged, heavily timbered and characterized by deep, narrow north and east trending ravines, steep ridges and hills. In general, the overall relief is 800 feet ranging from 850 feet to 1,650 feet above sea level, and locally exhibits changes up to 350 feet in elevation over distances of 1500 feet more or less. The climate is cold temperate with a moderate maritime influence. Summers are moderate to occasionally hot. Winters are long with up to 3 meters of snow.

History and Recent Work

In 1987 and 1988, St. Joe Canada Inc. commenced a comprehensive exploration program on the Geordie Lake property. The initial program included ground magnetometer and limited induced polarization surveys, geological mapping, sampling, outcrop stripping, detailed mapping and channel sampling of the Mathias and Island showings, with 10 meter spaced panel sampling along the eastern contact of the Geordie Lake Intrusion. Analysis of 301 grab, panel, and channel samples indicated that base and precious metals occur throughout the intrusion.

A Joint Venture Agreement was signed with Giant Bay Resources Ltd. in October of 1987. The Joint Venture funded a helicopter-assisted, eight hole diamond drilling program, totaling 773 meters, that tested the Eastern Contact Zone and a coincident IP high chargeability/low receptivity anomaly, over a 1,000 meter strike-length to a vertical depth of 115 meters. Giant Bay Resources Ltd. terminated the Joint Venture during the fourth quarter of 1988.

A loop UTEM survey was completed during June of 1988, but no definitive highly conductive zones or trends were encountered.

St. Joe Canada Inc. dropped its option shortly after the completion of this UTEM survey.

From 1989 to June 1999, when the Company entered into its Option Agreement with Gryphon, 26.21 kilometers of grid lines were cut and a VLF survey and proton magnetometer survey were conducted.

In the second half of 1999, the Company commenced its exploration program in respect to the Geordie Lake property.

During 1999, the Company re-established a grid (a total of 26.21 kilometers of grid lines were cut) over the known mineralized zones and conducted ground magnetometer and V.L.F. electromagnetic surveys. The magnetometer survey shows a unique magnetic anomaly over areas previously mapped as the Geordie Lake Intrusion. An outlier of the Geordie Lake Intrusion is open to the north east. Samples from this portion of the intrusion contain significant values in palladium and copper.

Approximately 80% of previous St. Joe Minerals drill core which remain on the property was re-split and re-assayed for palladium, copper, platinum, gold, silver, nickel and cobalt. These recent assays confirmed the previous assays from the St. Joe/Giant Bay work. One diamond drill hole was attempted but not completed.

This 2000 and 2001 drill programs and core sampling was supervised by independent consultant Alan D. Stanley, Ph.D., P.Geo. The reliability of data obtained conforms to the requirements set out in National Instrument 43-101 – Standards of Disclosure for Mineral Projects. This data includes internal lab duplicates, blind duplicates, blanks and standards and second laboratory rechecks.

During 2000-2001, the Company completed a three phase drill program, consisting of 23 diamond drill holes (G-00-01 to G-00-09 in 2000) and (G-01-01 to G-01-14 in 2002) totaling 3,900 meters.

Phase 1 consisted of two diamond drill holes G-00-01 and 02 to test the mineralized zones identified in St. Joe holes G87-5 and G87-6, respectively, a total of 542 meters.

Phase 2 consisted of 7 diamond drill holes along strike both north and south of G-00-1. Holes G-003 to G-00-9 were drilled between July and November 2000 and totalled 1,083 meters.

Phase 3 drilling began with the deepening of Hole G-00-09 a further 31 meters in February 2001.

The program continued with in-fill holes to establish continuity of both geology and grade. A total of 14 diamond drill holes were completed by October 2001, totaling 2,224 meters.

From June to September 2002, Phase 4 was completed with 702 metres of drilling. It consisted of 4 diamond drill holes and the completion of 01-14 that had been stopped in 2001. This hole was completed with 29 metres of drilling. Hole 02-01 tested continuity at the north end of the deposit between 01-10 and 01-14. Hole 02-02 was drilled 400 metres east of the north end of the presently known deposit, and is the first test of a zone of layered mineralization that` appears to be similar to and parallel with the known deposit. The two remaining drill holes, 02-03 and 02-04, were drilled to the west from the south end of the known deposit and extended the studied depth an additional 130 metres down dip from existing holes.

Geological Setting

The Geordie Lake property is located near the center of the late Proterozoic Coldwell Alkaline Complex which intrudes and bisects the Neoarchean Schreiber-Hemlo greenstone belt and the southern margins of the Black-Pic Batholith of the Wawa Subprovince of the Superior Structural Province.

The Geordie Lake property is underlain by syenitic and gabbroic rocks of the Proterozoic-age Coldwell Alkaline Complex. The 3,000 metre elongated troctolite, and layered, gabbroic and troctolitic Geordie Lake Intrusion intrudes the syenites, and hosts multiple zones of roughly north-south striking west dipping, palladium-copper-silver, (Pd-Cu-Ag) enriched, sulphides. The best Mineralization discovered to date is contained within the Eastern Contact Zone and includes the MacRae (Ameranium), Mathias, and Joa occurrences. The footwall zone is approximately 2,500 meters long, 5 to 40 meters in thickness, and composed of 1% to 5% coarsely disseminated chalcopyrite with lesser amounts of bornite, pyrite, magnetite, and supergene chalcocite.

Mineralization

Early prospecting revealed the presence of a series of palladium-copper surface showings. Subsequently, the drill holes confirmed the existence of several distinctive layers of palladium-copper Mineralization over a distance of one kilometer.

The Mineralization is layered and from the base upward is made up of the ‘A’ Layer, ‘B’ Layer, ‘C’ Layer and ‘D’ Layer & etc. within the layered mafic-ultramafic complex. According to the Giroux/Stanley study of February 2002, 72% of the in situ value occurs within the ‘A’ Horizon, which exhibits north-south continuity of 1,400 meters and down dip continuity up to 350 meters. The average thickness of the ‘A’ Horizon is 30 meters. The Mineralization is 0.5% to 5% disseminated sulphides made up\

mostly of chalcopyrite and bornite. The lettered layers are separated by low grade layers of the host troctolite and are numbered upwards from the base, it being Layer 1. The numbered layers from 2 to 4 average 22 metres thick, and intervene between layers A, B, C , and D.

Item 5. Operating and Financial Review and Prospects

Overview

As the Company’s mineral properties are in the exploration stage, no revenues are generated there from. With the outright purchase of the Geordie Lake property, the Company has no long term financial liabilities.

The Company has not declared any dividends, and does not anticipate declaring any dividends in the future.

During the year ended November 30, 1996, the Company issued 150,000 common shares at a price of $0.20 per share on the exercise of share purchase warrants. During this time the Company spent only slightly more than $5,000 on property investigations. The Company’s cash position at the end of Fiscal 1996 was $191,695.

The Company issued no stock during Fiscal 1997, ended November 30th. At the end of Fiscal 1997, the Company had a negative working capital position of ($4,041) and no resource properties of any merit and was not active throughout the year.

The Company issued no stock during Fiscal 1998, ended November 30th. At the end of Fiscal 1998 the Company had a working capital position of $36,136. The Company had no resource properties of any merit and was not active throughout the year.

During Fiscal 1999, ended November 30th, the Company issued 60,000 shares from treasury for cash proceeds of $9,600; 1,100,000 Special Warrants for cash proceeds of $203,000; and, 150,000 shares for property acquisitions at a deemed value of $27,500.

The Company was active during Fiscal 2000, ended November 30th, both in resource property acquisitions and in raising capital. A non-brokered private placement was completed on March 1, 2000. This financing consisted of 991,500 units at a price of $0.225 per unit for total proceeds of $223,087.50. Each unit consisted on one common share and one non-transferable share purchase warrant. Each warrant entitled the holder to purchase an additional common share at a price of $0.225 per share up to and including March 1, 2001, or at a price of $0.26 per share up to and including March 1, 2002. On August 31, 2000, the Company completed a second non-brokered flow through private placement for 994,500 units at $0.30 each to total proceeds of $298,350. This private placement consisted of one flow through share and one half flow through share purchase warrant. Each whole warrant may purchase an additional flow through share for $0.30 for one year up to and including August 31, 2001. The funds raised by this private placement were restricted for exclusive use of the ongoing exploration at the Company’s Geordie Lake property. Throughout Fiscal 2000, the Company issued 745,000 common shares against the exercise of warrants for total proceeds of $147,250. The Company also issued 241,500 common shares for the exercise of employee stock options for total proceeds of $45,315. These funds were used for exploration work on the Company’s Geordie Lake property and for general corporate expenditures.

During Fiscal 2001, ended November 30th, the Company was active in both resource property acquisition and exploration and in raising capital. On April 12, 2001, the Company closed a flow through private placement for 761,000 units at a price of $0.40 per unit. Each unit consisted of one common flow through share and one half flow through share purchase warrant. The holder of each whole warrant was entitled to purchase an additional common flow though share at a price of $0.40 per share up to and including May 24, 2002. The funds raised from this flow through private placement, totaling $304,400, were used for the 2001 exploration program on the Company’s Geordie Lake property. On March 15, 2001, the Company issued 444,465 shares to Coubran Resources Ltd. at a deemed price of $0.40 per share to purchase Coubran’s 12¾% interest in the Geordie Lake Property. Throughout Fiscal 2001 698,750 shares were issued from the treasury at various prices against the exercise of both flow through and non flow through warrants. The total proceeds raised from these warrants equaled $157,875. During this year the Company also issued 220,000 shares from the treasury against the exercise of stock options at various prices for total proceeds of $52,200.

Subsequent to the end of Fiscal 2001 (November 30, 2001) the Company issued 200,000 shares at a deemed value of $42,000 for acquisition costs associated with the Otish Mountain property located in Quebec. On April 30, 2002 the Company completed two private placements pursuant to which it issued 1,080,000 common shares. The first private placement consisted of the sale of 380,000 units at a price of $0.24 per unit. Each unit consisted of one common share and one share purchase warrant which is exercisable for an additional common share until April 30, 2003 at a price of $0.24. The second private placement consisted of the sale of 700,000 units at a price of $0.26 per unit. Each unit consisted of one common flow through share and one share purchase warrant which is exercisable for an additional common flow through share until April 30, 2003 at a price of $0.26. Total proceeds from these two private placement financings were $273,200.

Results of Operations

Nine Months Ended 8/31/02 vs. Nine Months Ended 8/31/01

During the nine months ended August 31, 2002, the Company spent a total of $138,268 for geological exploration and evaluation, most of which was on the Geordie Lake property. Last year for the same period the Company spent $397,602 for exploration. This years exploration costs are $259,334 less than last year or 35% of last year’s expenditures for the same nine-month period. Last year’s drilling cost for the period was $191,739 compared to $45,270 for the current period which is 24% of last year’s costs. This year’s camp and travel costs were $22,654 and $70,045 last year for the period, which is 32% of last year’s costs or $47,391 less than what was spent last year. Geological analysis, report writing and assay costs for the nine months ended August 31, 2001 were $135,818 and for the nine months ended August 31, 2002 were $70,344. This year’s geology costs were 52% of last year or $65,474 less.

During the period ended August 31, 2002 the Company’s general and administrative costs totaled $83,582 compared to $156,039 for the same time last year. The total administrative costs for the current period were $72,457 less this year or 54% of last year’s costs. Rent and office expenses for the nine months ended August 31, 2002 were $18,122 and $30,254 respectively for the nine months ended August 31, 2001. This is a decrease of $12,132 or 59% of last year. Current professional fees are $18,888 while last year’s professional fees were $36,553. Professional fees consist of both audit and legal costs. Legal costs include fees for compliance as required by all publicly trading companies in Canada. The current wages were $25,214 as opposed to $63,648 for last year. The other items that makeup the general and administrative expenses are fairly consistent on a year over year basis.

Fiscal 2001 Ended 11/30/2001 vs. Fiscal 2000

During the year ended November 30, 2001 the Company’s acquisition expense increased to $227,786 as compared to $105,010 during the same time period last year. This is an increase of $122,776 or 116.92%. The main reason for this increase was the cost of the buy-out of Coubran Resources’ 12¾% interest in the Geordie Lake Property. L.E.H. issued 444,465 shares to Coubran from the treasury at a deemed price of $0.40 per share for a deemed cost of $177,786.

L.E.H. spent a total of $500,163 on exploration for the twelve months ended November 30, 2001 compared with $199,240 in the same time frame last year. This is an increase of $300,923 or 151.04%. During the fiscal year ended November 30, 2000 Coubran Resources spent the sum of $177,786 on the Geordie Lake exploration project, which sum L.E.H. purchased and recorded as an acquisition cost. This results in the effective exploration expense on the Geordie Lake property for the year ended November 30, 2000 being $377,011.

The greatest year over year increase in exploration expense was due to drilling costs. $230,066 was spent on drilling for the twelve months ended November 30, 2001 as compared to $45,393 last year, which is an increase of 406.83%. Geological work including report writing, cost $137,400 compared with $65,625 for the same period last year or a 109.37% increase.

Transportation, camp, and assaying costs totaled $132,697 this year and $88,222 for the same period in the previous year, this is an increase of 50%. After applying the Coubran expenditures to the year 2000 when the work was done, exploration costs per metre of drilling are much the same on a year over year basis.

During the twelve months ended November 30, 2001 general office expense, including office rent, totaled $34,538 as compared to $23,460 for the twelve months ended November 30, 2000. This is an increase of $11,078 or 47%. Professional fees, which include legal and audit were $42,949 for the year ended November 30, 2001 and $28,709 for the year ended November 30, 2000. This represents an increase of 50% on a year over year basis. The annual employee wage cost was $70,072 this year whereas it was $79,176 last year for a decrease of $9,104 for 2001 or 11%. All other general and administrative costs including filing fees, depreciation and travel totaled $27,924 for the year ended November 30, 2001 compared with $23,815 for the year ended November 30, 2000 for an increase of $4,109 or 17%. The total office and general administrative cost for this year was $170,782 as opposed to $147,464 last year for an increase of 16%. The Company is maintaining similar cost structures on a year-to-year basis.

The Company had a working capital deficit of $904 at November 30, 2001. L.E.H. Ventures Ltd. is dependent on equity financing and/or joint venture agreements to explore and develop resource properties until these properties become productive and fund the Company’s future.

The cost of acquisitions and exploration are capitalized on the Company’s records by project. Costs for each project will be amortized against revenue from future production or written off if the interest is abandoned or sold. In the event of commercial production, net costs will be charged to operations on the unit-of-production method by project based upon estimated recoverable reserves.

Fiscal 2000 Ended 11/30/2000 vs. Fiscal 1999

The Company’s general corporate and administrative expenses have increased by 40% overall from the previous yearend, November 1999. The primary reason for this increase is due to an increase in the number of employees. This increase was incurred to insure smoother operations and better coordination between management and the ongoing exploration program in Ontario. Consulting fees consisted of $45,506 for wages and benefits and $33,670 for consultants.

Professional fees, which include those for audit and legal, have changed very little with services maintained as for the previous year. Office expenses have increased by three fold this year compared with 1999. This increase is mainly due to both greater requirements for, and the improvement of, information circulation to the shareholders of L.E.H. A new item on the statement of operations is amortization. This is due to appreciable new investment in modern technology to provide adequate and timely general information and to improve our tracking systems.

The exploration expenditures this year have increased by more than two fold due to our initial program of mapping, trenching and diamond drilling of the Geordie Lake property. These expenditures include the construction of a more secure core shack with geologists’ office. The exploration program on the Geordie Lake property is progressing very well in that the understanding of mineral zone continuity on the property is being continually enhanced. Management intends to continue the present course of proving or disproving the existence of a viable ore body within an open pit profile on this site.

On January 25, 2001 the Company issued 20,000 shares from the treasury at a price of $0.20 for the exercise of warrants. On March 1, 2001 the Company issued 250,000 shares from the treasury at a price of $0.225 per share for the exercise of warrants. The $60,250 received for these warrants will be used as general working capital and property expenses for the Geordie Lake property in Ontario.

On February 28, 2001 Coubran Resources Ltd. elected to relinquish their interest in the Geordie Lake property back to L.E.H. by requesting that their $177,786.16 in exploration costs for their 12 ¾% interest in the Geordie Lake property be converted to shares at a deemed price of $0.40 per share. The total issuance will be 444,465 L.E.H. shares. On March 2, 2001, application for this share issuance had been made to the Canadian Venture Exchange for approval. On March 8, 2001 the Canadian Ventures Exchange accepted for filing the issuance of 444,465 L.E.H. shares to Coubran Resources to terminate the joint venture agreement with L.E.H. L.E.H. Ventures Ltd.now has an undivided 100% interest in the Geordie Lake property.

In February of this year the 2001 Geordie Lake drilling program commenced. The main focus will be on infill drilling between existing holes to examine continuity of the layered zones exhibited to date. Some exploratory drilling to extend the known Mineralization to the north and south is also planned.

Fiscal 1999 Ended 11/30/1999 vs. Fiscal 1998 Ended 11/30/98

On June 3, 1999 the company entered into an agreement with Gryphon Metals Corporation to purchase a 51% interest in the Geordie Lake Property. The company issued 100,000 shares on September 9, 1999 at a deemed value of $0.25 per share as part of the property purchase price. To earn the 51% interest in the Geordie Lake property the company must pay Gryphon $30,000 on or before March 31, 2000, and must pay the underlying vendors $25,000 on or before April 2, 2000 and $50,000 on or before April 1, 2001. The company must incur exploration expenditures of $70,000 on or before December 31, 1999, a further $100,000 of exploration expenditures on or before December 31, 2000, an additional $150,000 on or before December 31, 2001 and $150,000 on or before December 31, 2002. At the date of these financial statements, November 30, 1999, the Company has spent $113,338 on exploration expenditures on the property.

For the twelve month period ended November 30, 1998 the Company had a net loss of $33,135 ($0.01 per share) as compared to a net loss of $197,865 ($0.04 per share) for the same period in fiscal 1997. These losses were with respect to general administrative & corporate operating costs incurred during fiscal 1998.

At the end of the fiscal period, the Company was a defendant in a lawsuit claiming $22,500 in damages representing three months wages under an employment contract. Subsequent to the year end, in the action of Alfredo Delucrezia vs. L.E.H. Ventures Ltd., the Supreme Court of British Columbia ordered that proceedings against L.E.H. Ventures Ltd. be dismissed.

No investor relations activities were undertaken by, or on behalf of, the Company during the year under review.

At the end of fiscal 1998, the Company did not hold an interest in any resource property and, as such, is “inactive” as designated by the Vancouver Stock Exchange. Subsequent to the year end, the Company announced that it had entered into an option agreement to acquire the “Molly B” Crown-granted mineral claim which is situated about one kilometre east of the town of Stewart, British Columbia. This acquisition was approved for filing by the Vancouver Stock Exchange and the company has staked more claims to increase the size of prospective ground held. This project is now referred to as the “Gold Reef Project”.

Subsequent to year end, the Company completed a non-brokered private placement of up to 720,000 Special Warrants for gross proceeds of $108,000. Upon qualification, each Special Warrant will be convertible into one common share and one common share purchase warrant. Each share purchase warrant will be exchangeable for one common share upon payment of $0.15 in the first year or $0.20 in the second. Funds raised pursuant to this offering will be used for working capital, debt payment and for expenditures related to mineral project acquisitions and exploration. The Company continues to seek financing.

Liquidity and Capital Resources

The Nine Month Period Ended 8/31/02

The working capital of the Company at 8/31/2002 was ($30,502) compared to a working capital position of $60,180 at 8/31/2001. Long term debt as of 8/31/2002 was nil. The Company has no material income from operations and any improvement in working capital results primarily from the issuance of share capital. During the nine months ended August 31, 2002, the Company received $273,200 in proceeds from the issuance of share capital. These funds are being utilized to continue the Company’s exploration work on the Geordie Lake property and for general and corporate expenses.

Cash Used in the Nine Months Ended 8/31/2002 Operating Activities totaled ($96,972) including the Net Loss of ($86,096). Changes in non-cash working capital components were insignificant.

Cash Used in the Nine Months Ended 8/31/2002 on Investing Activities totaled ($360,146) consisting of expenditures on mineral properties.

Cash Provided by Nine Months Ended 8/31/2002 Financing Activities was $273,200 which resulted from the proceeds from the issuance of common stock pursuant to private placements.

Fiscal 2001 Ended 11/30/2001

The Company had a working capital deficit of $904 at November 30, 2001. L.E.H. Ventures Ltd. is dependent on equity financing and/or joint venture agreements to explore and develop resource properties.

The cost of acquisitions and exploration are capitalized on the Company’s records by project. Costs for each project will be amortized against revenue from future production or written off if the interest is abandoned or sold. In the event of commercial production, net costs will be charged to operations on the unit-of-production method by project based upon estimated recoverable reserves.

On April 12, 2001 the Company closed a flow-through private placement for 761,000 units at $0.40 per unit. Each unit consisted of one common flow-through share and one-half flow through share purchase warrant. The holder of each whole warrant is entitled to purchase an additional common flow-through share at a price of $0.40 per share up to and including May 24, 2002. The funds raised from this flow through private placement, totaling $304,400, were used for the 2001 exploration program on the Geordie Lake Property. Expenses incurred in performing the exploration program on the Geordie Lake Property constitute Canadian Exploration Expense as described in the definition of “Canadian Exploration Expense” in the Income Tax Act of Canada.

On March 15, 2001 the Company issued 444,465 shares to Coubran Resources Ltd. at a deemed price of $0.40 per share to purchase Coubran’s 12-¾ % interest in the Geordie Lake Property. L.E.H. now has a 100% undivided interest in the Geordie Lake Property subject to the 2-1/2% royalty and the 12-1/2 % back-in right described previously under the “Geordie Lake” section.

Throughout the year 698,750 shares were issued from the treasury at various prices against the exercise of both flow-through and non-flow-through warrants. The total proceeds raised from these warrants equaled $157,875. During the year the Company issued 220,000 shares from the treasury against the exercise of stock options at various prices for total proceeds of $52,200.

Fiscal 2000 Ended 11/30/2000

As of February 29, 2001 the Company’s working capital position was $112,063. Within this working capital $47,017 is restricted for exploration expenses to be incurred on the Geordie Lake project. On July 5, 2000 the Company issued a flow through private placement for $298,350 to be spent on exploration on the Geordie Lake project of which $251,333 has been spent.

The Geordie Lake 2001 drill program has commenced by completing 00-09. Eight additional drill holes are planned. L.E.H. intends to sell flow through shares to finance this and all additional field programs. L.E.H. is also planning a non-flow through private placement to meet the Company’s ongoing obligations including sustaining fees. On April 30, 2001, the final acquisition payment of $50,000 to the underlying vendors of the Geordie Lake property will be made. This will complete all remaining Geordie Lake property acquisition obligations for L.E.H.

L.E.H. completed a non-brokered private placement on March 1, 2000. This financing consisted of 991,500 units at a price of $0.225 per unit for total proceeds of $223,087.50. Each unit consisted of one common share and one nontransferable share purchase warrant. Each warrant entitles the holder to purchase an additional common share at a price of $0.225 per share up to and including March 1, 2001, or at a price of $0.26 per share up to and including March 1, 2002.

On August 31, 2000 L.E.H. completed a non-brokered flow through private placement for 994,500 units at $0.30 each for total proceeds of $298,350. The private placement consisted of one flow through share and one half flow through share purchase warrant. Each whole warrant may purchase an additional flow through share for $0.30 for one year up to and including August 31, 2001. The funds raised by this private placement are restricted for exclusive use of the ongoing exploration program at our Geordie Lake property.

Throughout the year the Company issued 745,000 common shares against the exercise of warrants for total proceeds of $147,250. The Company also issued 241,500 common shares for the exercise of employee stock options for total proceeds of $45,315. The funds raised from these financings will be spent on the Geordie Lake exploration program and on general corporate affairs.

Fiscal 1999 Ended 11/30/1999

During the year the Company completed two non-brokered private placements and issued 60,000 shares from the treasury for the exercise of employee stock options at a price of $0.16 per share. The company issued 150,000 shares for the purchase of two properties, 50,000 shares for a 100% interest in the Gold Reef Property and 100,000 shares for a 51% interest in the Geordie Lake Property.

The first non-brokered private placement was completed on April 16, 1999 for 720,000 special warrants at a price of $0.15 each for total proceeds of $108,000. Each special warrant can be converted to one common share and one share purchase warrant up to and including April 16, 2000 at which time the special warrants will be converted into one common share and one share purchase warrant by the company. The warrant can be used to purchase an additional common share for $0.15 up to and including April 16, 2000 or for $0.20 up to and including April 16, 2001.

The second non-brokered private placement was completed on August 25, 1999 for 380,000 special warrants at a price of $0.25 each for total proceeds of $95,000. Each special warrant can be converted to one common share and one share purchase warrant up to and including August 25, 2000 at which time the special warrants will be converted into one common share by the company. The warrant can be used to purchase an additional common share for $0.25 up to and including August 25, 2000. This financing was a flow-through share issuance. The money will be used to finance the on going exploration project at the Geordie Lake property. At the date of these financial statements all the money raised from this flow through financing had been spent on the exploration of the Geordie Lake Property.

US GAAP Reconciliation with Canadian GAAP

U.S. GAAP requires that exploration and general and administrative costs related to projects be charged to expense as incurred. As such, some of the costs accounted for as deferred mineral acquisition and exploration expenditures under Canadian GAAP would have been charged to earnings under U.S. GAAP. Property acquisition costs are capitalized under both Canadian and U.S. GAAP.

Under Canadian G.A.A.P., mineral property costs are capitalized if an enterprise considers such costs have the characteristics of property, plant and equipment. An enterprise applies the method of accounting for exploration costs that it considers to be appropriate to its operations and applies the method consistently to all its properties. (C.I.C.A. Handbook Section 3061.21)

A mining enterprise that has not established mineral reserves objectively, and therefore, does not have a basis for preparing a projection of the estimated future net cash flows from the property is not precluded from considering exploration costs to have the characteristics of property plant and equipment. (C.I.C.A. Emerging Issues Committee, EIC-126)

In general, exploration and capitalized mineral property costs are expenses under Canadian G.A.A.P. when:

1	.	exploration activities have ceased;
2	.	exploration results are not promising such that exploration will not be planned for the foreseeable future;
3	.	lease ownership rights have expired;
4	.	or insufficient funding is available to complete the exploration program.

The accounting policy disclosures as required by Canadian G.A.A.P. are described in Note 2 to the financial statements.

Variation in Operating Results

The Company is presently exploring its properties for sufficient reserves to justify production. None of its properties are yet in production and consequently, the properties do not produce any revenue. As a result there is little variation expected in operating results from year to year and little is to be expected until such time, if any, as a production decision is made on one of its properties.

The Company derives interest income on its bank deposits, which depend on the Company's ability to raise funds.

Management periodically through the exploration process, reviews results both internally and externally through mining related professionals. Decisions to abandon, reduce or expand exploration efforts is based upon many factors including general and specific assessments of mineral deposits, the likelihood of increasing or decreasing those deposits, land costs, estimates of future mineral prices, potential extraction methods and costs, the likelihood of positive or negative changes to the environment, permitting, taxation, labor and capital costs. There cannot be a predetermined hold period for any property as geological or economic circumstances render each property unique.

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP except as noted in Footnote 9 to the financial statements. The value of the Canadian Dollar in relationship to the U.S. Dollar was 1.59 as of 10/04/02.

The Company has financed its activities through the distribution of equity capital. The timing of such distributions was dependent on the requirements of the Company and the economic climate. The Company anticipates having to raise additional funds by equity issuance in the next several years, as the Company does not expect to generate material revenue from mining operations or to achieve self-sustaining commercial mining operations for several years.

Item 6. Directors, Senior Management and Employees

Table No. 5 lists as of 10/17/2002 the names of the Directors of the Company. The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

Table No. 5
Directors

Name		Age	Date First Elected/Appointed

John P. McGoran		66	September 14, 1999
Luard Manning	(1)	75	May 17, 1999
James N Plexman	(1)	82	September 17, 1999
James C. O’Rourke	(1)	64	May 11, 2001

(1) Member of Audit Committee. The Audit Committee is composed of three Directors, two of whom are not officers of the Company. The Audit Committee meets at once a year to review the annual audited financial statements and make appropriate recommendations to the Board of Directors based upon their review.

Table No. 6 lists, as of 10/17/2002, the names of the Executive Officers of the Company. The Executive Officers serve at the pleasure of the Board of Directors.

Table No. 6
Executive Officers

				Date of
Name		Position	Age	Appointment

John P. McGoran	(1)	CEO/Director/President	66	Sept 14, 1999
Luard Manning	(2)	Secretary/CFO/Director	75	May 17, 1999

(1)	He spends 95% of his time on the affairs of the Company.
(2)	He spends 70% of his time on the affairs of the Company.

John P. McGoran Mr. McGoran has been the President and a Director of the Company since September 14, 1999. He is a graduate of Carlton University in Ottawa, Canada where he graduated in 1972 with a Bachelor of Science degree in Geology. He has the following affiliations:

1.	.	Member of the Association of Professional Engineers and Geoscientists of the Provinces of British Columbia;
2.		Member of the Canadian Institute of Mining and Metallurgy;
3.		Fellow of the Geological Association of Canada; and,
4.		Member of the American Institute of Mining Engineers

From 1983 until 1998, Mr. McGoran was associated with Fleck Resources Ltd., a public company that trades on the TSX Venture Exchange. He was the co-founder, a Director, President and subsequently Chairman of this company until 1998. In those capacities he arranged 85% of the initial financing for this company and was responsible for all of the evaluation work pertaining to the mineral properties. Mr. McGoran is currently the President and a Director of Northern Platinum Ltd. a public company that trades on the TSX Venture Exchange. Currently that company is somewhat inactive allowing Mr. McGoran to expend most of his energy on L.E.H. Ventures, Ltd.

Luard Manning Mr. Manning has been the Chief Financial Officer, Secretary and a Director of the Company since May 17, 1999. He is a graduate of the University of British Columbia where he received a Bachelor of Applied Science (Mining) degree in 1951. Mr. Manning has over 45 years mining experience, the last 30 of which has been as a mining consultant. He has extensive personal expertise in operating underground mines, and has operated several small open pit mines. As well, he has supervised and critiqued engineering design for both surface and underground deposits with emphasis on the effects of design on operating economics. He has work experience in Canada, Latin America, the United States, England, and Australia. Mr. Manning also holds the designation of Life Member British Columbia Professional Engineers and of the Canadian Institute of Metallurgy and Mining. Mr. Manning is currently affiliated with the following Canadian public mining companies as either an officer or director:

1.	Cusac Gold Mines Ltd. – Director
2.	Tyhee Resources Ltd. – Corporate Secretary
3.	Genco Resources Inc. – Director
4.	Canmine Resources Corporation – Director
5.	FM Resources Corp. – Director
6.	Nustar Resources Inc. - Director
7.	Kimber Resources Inc. - Director
8.	Consolidated ETC. Industries Ltd. - Director

James N. Plexman Mr. Plexman has been a Director of the Company since September 17, 1999. He is a graduate of the Sudbury Mining School where he graduated with honors in 1939. Since his graduation from Sudbury Mining School he has accumulated over 40 years of mineral exploration and development work experience. He has expertise in organizing, developing and managing resource companies involved in both oil and gas and hard-rock minerals.

James C. O’Rourke Mr. O’Rourke has been a Director of the Company since May 11, 2001. He is a graduate of the University of British Columbia where he graduated with a Bachelor of Science degree in Mining Engineering in 1964. Mr. O’Rourke has over 30 years of hands-on experience in mine evaluation, mine finance and mine development and operations. He has worked in Canada, the United States, South America and the Philippine Islands. His professional experience includes:

1.	2001 – Present: Chairman and Chief Executive Officer of Compliance Coal Corporation, a private company located in Vancouver, British Columbia;

2.	1998 – President: Chairman and Chief Executive Officer of Aquest Minerals Corporation, a public company located in Vancouver, British Columbia and trading on the TXS Venture Exchange;

3.	3. 1990 – Present: President and Chief Executive Officer of Orclann Investment Inc. and Shanoro Development Limited, private companies both located in Vancouver, British Columbia

He currently serves on the Board of Directors of the following public companies:

1.	Aquest Minerals Corporation;
2.	Beanstalk Capital Corporation
3.	Kobex Resources Ltd.
4.	First Silver Reserve Inc.
5.	L.E.H. Ventures Ltd.
6.	Madison Pacific Properties Inc.

Mr. O’Rourke is currently affiliated with the following professional organizations:

1.	Professional Engineers Association of British Columbia;
2.	Canadian Institute of Mining and Metallurgy; and,
3.	American Institute of Mining and Metallurgical Engineers

COMPENSATION

The Company has no formal plan for compensating its Directors for their service in their capacity as Directors. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director. Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

The Company grants stock options to Directors, Executive Officers and employees; refer to ITEM #10, "Stock Options".

Total compensation accrued and/or paid (directly and/or indirectly) to all Officers/Directors during Fiscal 2001 ended 11/30/2001 was $45,736.

The Company does not have any employment contracts with any of the executive officers or directors.

Except for the stock option program discussed in ITEM #12, the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Executive Officers.

No funds were set aside or accrued by the Company during Fiscal 2001 to provide pension, retirement or similar benefits for Directors or Executive Officers.

Staffing

The Company currently has three employees. The name, location and job title of each employee is listed below:

Name	Location	Job Title

John P. McGoran	Vancouver, B.C.	President and CEO
Luard Manning	Vancouver, B.C.	Secretary and CFO
Alexis Mayne	Vancouver, B.C.	Office Manager

Share Ownership

The Registrant is a publicly-owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents. The Registrant is not controlled by another corporation as described below.

Table No. 8 lists, as of 10/17/2002, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 8
Shareholdings of Directors and Executive Officers

Title			Amount and Nature	Percent
of			of Beneficial	of
Class	Name of Beneficial Owner		Ownership	Class #

Common	John P. McGoran	(1)	3,255,022	23.8%
Common	Luard Manning	(2)	275,000	2.0%
Common	James N. Plexman	(3)	200,000	1.5%
Common	James C. O’Rourke	(4)	100,000	0.7%

Total Directors/ Officers			3,830,022	28.0%

(1)	Of these shares 300,000 represent currently exercisable share purchase warrants and 100,000 represent currently exercisable share purchase options.
(2)	Of these shares 100,000 represent currently exercisable share purchase options.
(3)	Of these shares 100,000 represent currently exercisable share purchase options.
(4)	Of these shares 100,000 represent currently exercisable share purchase options.

#	Based on 13,256,270 shares outstanding as of 10/17/02 and stock options held by each beneficial holder exercisable within sixty days.

Item 7. Major Shareholders and Related Party Transactions

The Company is aware of one person/company who beneficially owns 5% or more of the Registrant's voting securities. Table No. 9 lists as of 10/17/2002, persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

Table No. 9
5% or Greater Shareholders

Title of	Name and Address of Owner	Amount and Nature	Percent of Class
Class		of Beneficial
		Ownership

Common	John P. McGoran	3,255,022	23.8%
	2111 West 34th Avenue
	Vancouver, British
	Columbia CANADA V6M 1G3

Based on 13,256,270 shares outstanding as of 10/17/2002 and stock options held by each beneficial holder exercisable within sixty days.

(1)	Of these shares 100,000 represent currently exercisable share purchase options and 300,000 represent currently exercisable share purchase warrants.

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

Certain geological, consulting and corporate services were provided to the Company and its subsidiaries by Directors and/or Officers and/or companies controlled by Directors and/or Officers. Directors and Companies controlled by Directors and/or Officers are as follows:

a.	John P. McGoran– Mr. McGoran is President and CEO of the Company. He receives a consulting fee for his services as President.
b.	Luard Manning – Mr. Manning is Vice President of the Company and bills for his services as a self employed consultant at rates consistent with the rate he bills his other clients.

The cost of such services for Fiscal 2001, ended November 30, 2001 was $45,736. The breakdown for individuals is listed in Table No. 7, Summary Compensation Table. Management believes that the services provided were at rates similar to those charged to non-related customers.

For fiscal 2001, the Company, as prime tenant of shared corporate offices, paid rent of $4,861 and overhead recoveries of $1,700 to companies related due to common Directors and management. The Directors and members of management involved in these transactions are as follows:

a.	John McGoran –Consulting fees
b.	Luard Manning – Office rent and consulting fees

Other than as disclosed above, there have been no transactions or proposed transactions, which have materially affected or will materially affect the Registrant in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. As stated above, management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

Item 8. Financial Information

The financial statements as required under ITEM #8 are attached hereto and found immediately following the text of this Registration Statement. The audit report of Staley Okada & Partners, Independent Chartered Accountants, is included herein immediately preceding the financial statements and schedules.

There have been no significant changes of financial condition since the most recent interim financial statements dated 8/31/2002.

Item 9. Offer and Listing of Securities

As of 11/30/2001, the authorized capital of the Company was 100,000,000 common shares without par value and there were 11,976,270 common shares issued and outstanding. As of 8/31/02, the end of the Company’s most recently completed fiscal quarter, there were 13,256,270 common shares issued and outstanding.

All of the authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the “Company Act“of British Columbia. Unless the “Company Act“ or the Company's Articles or Memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

The Company's Articles and the British Columbia Company Act contain provisions which require a "special resolution" for effecting certain corporate actions. Such a "special resolution" requires a three-quarters vote of shareholders rather than a simple majority for passage. The principle corporate actions that require a "special resolution" include:

a.	Transferring the Company's jurisdiction from British Columbia to another jurisdiction;
b.	Giving financial assistance under certain circumstances;
c.	Certain conflicts of interest by Directors;
d.	Disposing of all/substantially all of Company's undertakings;
e.	Removing Director before expiration of his term of office;
f.	Certain alterations of share capital;
g.	Changing the Company name;
h.	Altering any restrictions on the Company's business; and
i.	Certain reorganizations of the Company.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

The Company's common shares began trading on the Toronto Stock Exchange in British Columbia, Canada, under its former name “O.P. Resources Ltd” on July 17, 1981. The current stock symbol is “LEH”. The CUSIP number is #xxxxxxxxx.

NATURE OF TRADING MARKET

The Company's common shares are issued in registered form and the following information is taken from the records of Equity Transfer Services Inc.

On 10/28/02, the shareholders' list for the Company's common shares showed 99 registered shareholders and 13,256,270 shares issued and outstanding.

The Company has researched the indirect holding by depository institutions and estimates that there are 200 holders of record in Canada and 99 holders of record resident in the United States. The U.S. shareholders own 180,789 common shares which represents only 01.4% of the total outstanding shares.

Based on this research and other research into the indirect holdings of other financial institutions, the Company believes that it has in excess of 500 beneficial owners of its common shares.

The Company's common shares are not registered to trade in the United States in the form of American Depository Receipts (ADR's) or similar certificates.

The Company has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Table No. 10 lists the volume of trading and high and low and sales prices on the Canadian Venture Exchange for the Company's common shares for the last five fiscal years, the last two years by quarters, and the last six months.

Table No. 10
Canadian Venture Exchange Common
Shares Trading Activity

- Sales -
Canadian Dollars

Period	High	Low

Fiscal Year Ended 11/30/2001	$0.65	$0.14
Fiscal Year Ended 11/30/2000	$0.52	$0.20
Fiscal Year Ended 11/30/1999	$0.28	$0.08
Fiscal Year Ended 11/30/1998	$0.32	$0.09
Fiscal Year Ended 11/30/1997	$0.60	$0.12
Quarter Ended 8/31/2002	$0.28	$0.17
Quarter Ended 5/30/2002	$0.25	$0.15
Quarter Ended 2/28/2002	$0.21	$0.14
Quarter Ended 11/30/2001	$0.65	$0.14
Quarter Ended 8/31/2001	$0.62	$0.24
Quarter Ended 5/30/2001	$0.65	$0.34
Quarter Ended 2/28/2001	$0.44	$0.31
Quarter Ended 11/30/2001	$0.42	$0.29
Month Ended 10/31/2002	$0.25	$0.17
Month Ended 9/30/2002	$0.28	$0.17
Month Ended 8/31/2002	$0.27	$0.18
Month Ended 7/31/2002
Month Ended 6/30/2002	$0.27	$0.24
Month Ended 5/31/2002	$0.25	$0.20

Table No. 11 lists, as of 8/31/2002 share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.

Table No. 11
Share Purchase Warrants Outstanding

	Number of	Number of
	Share	Share			Expiration
	Purchase	Purchase			Date of
Effective	Warrants	Warrants	Exercise Price		Share
Date of	Originally	Still	First	Second	Purchase
Issuance	Granted	Outstanding	Year	Year	Warrants

7/25/02	380,000	380,000	$0.24	N/A	4/30/03
7/25/02	700,000	700,000	$0.26	N/A	4/30/03

Debt Securities to be Registered.  Not applicable.
American Depository Receipts.  Not applicable.
Other Securities to be Registered.  Not applicable

LEGAL PROCEEDINGS

The Company knows of no material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Company knows of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

Item 10. Additional Information

The Company has financed its operations through the issuance of common shares through private placement, the exercise of warrants issued in the private placements, and the exercise of stock options. Private placements are described earlier in this document.

Stock Options

Stock Options to purchase securities from Registrant can be granted to Directors and Employees of the Company on terms and conditions acceptable to the regulatory authorities in Canada, notably the Canadian Venture Exchange and the British Columbia Securities Commission.

Stock options for up to 10% of the number of issued and outstanding common shares may be granted from time to time, provided that stock options in favor of any one individual may not exceed 5% of the issued and outstanding common shares. No stock option granted under the stock option program is transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee only by such optionee.

The exercise prices for stock options are determined in accordance with Canadian Venture Exchange guidelines and reflect the average closing price of the Registrant's common shares immediately preceding the day on which the Directors grant and publicly announce the stock options (subject to an regulatory-acceptable discount), and/or at a price no lower than $0.10 exercise price per share; and the maximum term of each stock option may not exceed five years.

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 12 as of 10/27/02, as well as the number of options granted to Directors and all employees as a group.

Table No. 12
Stock Options Outstanding

	Number of
	Shares of	CDN$
	Common	Exer.	Expiration
Name	Stock	Price	Date

John McGoran, Officer and Director	100,000	$0.20	02/07/05
Luard Manning, Officer and Director	50,000	$0.16	06/09/04
	50,000	$0.20	02/07/05
James O’Rourke, Director	100,000	$0.20	05/17/06
James Plexman, Director	100,000	$0.20	01/16/07
Alexis Mayne, Employee	20,000	$0.16	01/09/04
David Jones, Employee	120,000	$0.20	07/20/05
Ken Lynch, Employee	150,000	$0.20	03/26/03
Total Officers and/or Directors
(4 persons)	400,000
Total Employees and/or Consultants
( 3 person )	290,000
Total Officers/Directors/Employees	690,000

Memorandum and Articles of Association

The Memorandum and Articles of the Company do not address the Company’s objects and purposes.

A Director shall not vote in respect of the approval of any contract or transaction with the Company in which he is interested and if he shall do so his vote shall not be counted, but he shall be counted in the quorum present at the meeting at which the vote is taken.

The Directors may from time to time on behalf of the Company:
(a)	borrow money in a manner and amount, on any security, from any source and upon any terms and conditions;
(b)	issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the Company or any other person; and
(c)
mortgage, charge, whether by way of specific or floating charge, or give other security on the undertaking, or on the whole or any part of the property and assets, of the Company (both present and future).

There are no age considerations pertaining to the retirement or non-retirement of directors.

A Director shall not be required to hold a share in the capital of the Company as qualification for his office but shall be qualified as required by The Act, to become or act as a Director.

All of the authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the “Company Act“ of British Columbia. Unless the “Company Act“ or the Company's Articles or Memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

The Company's Articles and the Company Act of British Columbia contain provisions which require a "special resolution" for effecting certain corporate actions. Such a "special resolution" requires a three-quarters vote of shareholders rather than a simple majority for passage. The principle corporate actions that require a "special resolution" include:

a.	Transferring the Company's jurisdiction from British Columbia to another jurisdiction;
b.	Giving financial assistance under certain circumstances;
c.	Certain conflicts of interest by Directors;
d.	Disposing of all/substantially all of Company's undertakings;
e.	Removing Director before expiration of his term of office;
f.	Certain alterations of share capital;
g.	Changing the Company name;
h.	Altering any restrictions on the Company's business; and
i.	Certain reorganizations of the Company.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

There is no liability to further capital calls by the Company.

There are no provisions discriminating against any existing or prospective holder of securities as a result of such shareholder owning a substantial number of shares.

The rights of holders of the Company’s stock can only be altered by a Special Shareholders’ meeting.

Subject to Article 9.2 and to The Act, the first annual general meeting shall be held within 15 months from the date of incorporation and the following annual general meetings shall be held once in every calendar year at a time, not being more than 13 months after the holding of the last preceding annual general meeting, and at a place as the Directors shall appoint. In default of the meeting being held, the meeting shall be called by any two members in the same manner as nearly as possible as that in which meetings are to be called by the Directors.

The Directors may, whenever they think fit, convene a general meeting. A general meeting, if requisitioned in accordance with The Act, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in The Act.

Not less than 21 days’ notice of any general meeting specifying the time and place of meeting and in case of special business, the general nature of that business shall be given in the manner mentioned in Article 22, or in such other manner, if any, as may be prescribed by ordinary resolution whether previous notice has been given or not, to any person as may by law or under these Articles or other regulations of the Company entitled to receive the notice from the Company. But the accidental omission to give notice of any meeting to, or the non-receipt of any notice, by any person shall not invalidate any proceedings at that meeting.

Persons entitled to notice of a general meeting may waive or reduce the period of notice convening the meeting, by unanimous consent in writing, and may give such waiver before, during or after the meeting.

There are no limitations on the rights to own securities.

There is no provision of the Company’s articles of association, charter or bylaws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries).

Shareholder ownership must be disclosed to the British Columbia Securities Commission and the Canadian Venture Exchange by any shareholder who owns more than 10% of the Company’s common stock

Material Contracts

The Company considers the following as material contracts, which have been entered into by the Company and its subsidiaries, which are currently in effect:

1	.	Geordie Lake Property Agreement
2	.	Gold Reef Property Agreement
3	.	Otish Mountain Property Agreement
4	.	Stock Option Plan

EXCHANGE CONTROLS AND OTHER LIMITATIONS
AFFECTING SECURITY HOLDERS

Except as discussed in ITEM #9, the Company is not aware of any Canadian federal or provincial laws, decrees, or regulations that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-Canadian holders of the common shares. There are no limitations on the right of non-Canadian owners to hold or vote the common shares imposed by Canadian federal or provincial law or by the charter or other constituent documents of the Company.

The Investment Canada Act (the "IC Act") governs acquisitions of Canadian business by a non-Canadian person or entity. The IC Act requires a non-Canadian (as defined in the IC Act) making an investment to acquire control of a Canadian business, the gross assets of which exceed certain defined threshold levels, to file an application for review with the Investment Review Division of Industry Canada. The IC Act provides, among other things, for a review of an investment in the event of acquisition of "control" in certain Canadian businesses in the following circumstances:

1.
If the investor is a non-Canadian and is a national of a country belonging to the North American Free Trade Agreement ("NAFTA") and/or the World Trade Organization ("WTO") ("NAFTA or WTO National"), any direct acquisition having an asset value exceeding $179,000,000 is reviewable. This amount is subject to an annual adjustment on the basis of a prescribed formula in the IC Act to reflect inflation and real growth within Canada. This threshold level does not apply in certain sections of Canadian industry, such as uranium, financial services (except insurance), transportation services and cultural services (i.e. the publication, distribution or sale of books, magazines, periodicals (other than printing or typesetting businesses), music in print or machine readable form, radio, television, cable and satellite services; the publication, distribution, sale or exhibition of film or video recordings on audio or video music recordings), to which lower thresholds as prescribed in the IC Act are applicable.

2.
If the investor is a non-Canadian and is not a NAFTA or WTO National, any direct acquisition having an asset value exceeding $5,000,000 and any indirect acquisition having an asset value exceeding $50,000,000 is reviewable.

3.
If the investor is a non-Canadian and is NAFTA or WTO National, an indirect acquisition of control is reviewable if the value of the assets of the business located in Canada represents more than 50% of the asset value of the transaction or the business is involved in uranium, financial services, transportation services or cultural services (as set forth above).

Finally, certain transactions prescribed in the IC Act are exempted from review altogether.

In the context of the Company, in essence, three methods of acquiring control of a Canadian business are regulated by the IC Act: (i) the acquisition of all or substantially all of the assets used in carrying on business in Canada; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on business in Canada; or (iii) the acquisition of voting shares of an entity which controls, directly or indirectly, another entity carrying on business in Canada.

An acquisition of a majority of the voting shares of a Canadian entity, including a corporation, is deemed to be an acquisition of control under the IC Act. However, under the IC Act, there is a rebuttable presumption that control is acquired if one-third of the voting shares of a Canadian corporation or an equivalent undivided interest in the voting shares of such corporation are held by a non-Canadian person or entity. An acquisition of less than one-third of the voting shares of a Canadian corporation is deemed not to be an acquisition of control. An acquisition of less than a majority, but one-third or more, of the voting shares of a Canadian corporation is presumed to be an acquisition of control unless it can be established that, on the acquisition, the Canadian corporation is not, in fact, controlled by the acquirer through the ownership of voting shares. For partnerships, trusts, joint ventures or other unincorporated Canadian entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.

In addition, if a Canadian corporation is controlled by a non-Canadian, the acquisition of control of any other Canadian corporation by such corporation may be subject to the prior approval of the Investment Review Division, unless it can be established that the Canadian corporation is not in fact controlled by the acquirer through the ownership of voting shares.

Where an investment is reviewable under the IC Act, the investment may not be implemented unless it is likely to be of net benefit to Canada. If an applicant is unable to satisfy the Minister responsible for Industry Canada that the investment is likely to be of net benefit to Canada, the applicant may not proceed with the investment. Alternatively, an acquirer may be required to divest control of the Canadian business that is the subject of the investment.

In addition to the foregoing, the IC Act provides for formal notification under the IC Act of all other acquisitions of control by Canadian businesses by non-Canadian investors. The notification process consists of filing a notification within 30 days following the implementation of an investment, which notification is for information, as opposed to review, purposes.

TAXATION

The tax consequences to any particular holder of common stock will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances. This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm’s length with the Company, hold their common stock as capital property and who will not use or hold the common stock in carrying on business in Canada. Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations there under (collectively, the "Tax Act" or “ITA”)and the Canada-United States Tax Convention (the “Tax Convention”) as at the date of the Registration Statement and the current administrative practices of Canada Customs and Revenue Agency. This summary does not take into account provincial income tax consequences.

Management urges each holder to consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

CANADIAN INCOME TAX CONSEQUENCES
Disposition of Common Stock.

The summary below is restricted to the case of a holder (a “Holder”) of one or more common shares (“Common Shares”) who for the purposes of the Tax Act is a non-resident of Canada, holds his Common Shares as capital property and deals at arm’s length with the Company.

Dividends

A Holder will be subject to Canadian withholding tax (“Part XIII Tax”) equal to 25%, or such lower rates as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on his Common Shares. Under the Tax Convention, the rate of Part XIII Tax applicable to a dividend on Common Shares paid to a Holder who is a resident of the United States is, if the Holder is a company that beneficially owns at least 10% of the voting stock of the Company, 5% and, in any other case, 15% of the gross amount of the dividend. The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares

A Holder who disposes of Common Shares, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain thereby realized unless the common Share constituted “taxable Canadian property” as defined by the Tax Act. Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder unless he held the common share as capital property used by him carrying on a business in Canada, or he or persons with whom he did not deal at arm’s length alone or together held or held options to acquire, at any time within the 60 months preceding the disposition, 25% or more of the issued shares of any class of the capital stock of the Company.

A Holder who is a resident of the United States and realizes a capital gain on disposition of Common Shares that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the Common Shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resources properties, (b) the Common Shares formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding disposition, or (c) the Holder (i) was a resident of Canada at any time within the ten years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the Common Shares when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of Common Shares must include one half after October 18, 2000) of the capital gain (“taxable capital gain”) in computing his taxable income earned in Canada. The Holder may, subject to certain limitations, deduct one-half of any capital loss (“allowable capital loss”) arising on disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains of any of the three preceding years or any subsequent year.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of material United States Federal income tax consequences, under the law, generally applicable to a U.S. Holder (as defined below) of common shares of the Company. This discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (“the Code”), Treasury Regulations, published Internal Revenue Service (“IRS) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possible on a retroactive basis, at any time. In addition, the discussion does not consider the potential effects, both adverse and beneficial, or recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. Management urges holders and prospective holders of common shares of the Company to consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

As used herein, a (“U.S. Holder”) includes a holder of common shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal Income tax liability or, alternatively, individuals may be deducted in computing the U.S. Holder’s United States Federal taxable income by those individuals who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Dividend income will be taxed at marginal tax rates applicable to ordinary income while preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Under current Treasury Regulations, dividends paid on the Company’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of the Company’s common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

For individuals whose entire income from sources outside the United States consists of qualified passive income, the total amount of creditable foreign taxes paid or accrued during the taxable year does not exceed $300 ($600 in the case of a joint return) and an election is made under section 904(j), the limitation on credit does not apply.

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the

U.S. Holder’s foreign source income bears to his/her or its worldwide taxable income in the determination of the application of this limitation. The various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and management urges holders and prospective holders of common shares of the Company to consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (I) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company. Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are capital assets in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted, but individuals may not carry back capital losses. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Company.

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% (50% after the first tax year) or more of the Company’s gross income for such year was derived from certain passive sources (e.g. from interest income received from its subsidiaries), the Company would be treated as a “foreign personal holding company.” In that event, U.S. Holders that hold common shares of the Company would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

The Company does not believe that it currently has the status of a “foreign personal holding company”. However, there can be no assurance that the Company will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company’s outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Code, depending upon the percentage of the Company’s income which is passive, or the percentage of the Company’s assets which is held for the purpose of producing passive income.

Certain United States income tax legislation contains rules governing PFICs which can have significant tax effects on U.S. shareholders of foreign corporations. These rules do not apply to non-U.S. shareholders. Section 1297 (a) of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (I) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. The taxation of a US shareholder who owns stock in a PFIC is extremely complex and is therefore beyond the scope of this discussion. Management urges US persons to consult with their own tax advisors with regards to the impact of these rules.

Controlled Foreign Corporation

A Controlled Foreign Corporation (CFC) is a foreign corporation more than 50% of whose stock by vote or value is, on any day in the corporation’s tax year, owned (directly or indirectly) by U.S. Shareholders. If more than 50% of the voting power of all classes of stock entitled to vote is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own actually or constructively 10% or more of the total combined voting power of all classes of stock of the Company could be treated as a “controlled foreign corporation” under Subpart F of the Code. This classification would effect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Corporation which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company (accumulated in corporate tax years beginning after 1962, but only while the shares were held and while the Company was “controlled”) attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to the United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States

Shareholders. The PFIC provisions continue to apply in the case of PFIC that is also a CFC with respect to the U.S. Holders that are less than 10% shareholders. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.

The amount of any backup withholding will not constitute additional tax and will be allowed as a credit against the U.S. Holder’s federal income tax liability.

Filing of Information Returns. Under a number of circumstances, United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255. In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return. Other filing requirements may apply, and management urges United States Investors to consult their own tax advisors concerning these requirements.

Statements by Experts

A “consent letter” from the Company’s auditors is included as an exhibit to this document.

Document Inspection

All of the documents referred to in this Registration Statement may be inspected at the head office of the Company, the address of which is indicated on the Cover Sheet of this Registration Statement.

Item 11.     Disclosures about Market Risk

Not Applicable

Item 12.     Description of Other Securities

Not Applicable

Part II

Item 13.     Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14.     Modifications of Rights of Securities Holders and Use of Proceeds

Not Applicable

Part III

Item 17.     Financial Statements

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as disclosed in a footnote to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement. The audit report of Staley Okada & Partners, independent Chartered Accountants, is included herein immediately preceding the financial statements and schedules.

Item 18.     Financial Statements

The Company has elected to provide financial statements pursuant to ITEM #17.

Item 19.     Exhibits

(A1) The financial statements thereto as required under ITEM 17 are attached hereto and found immediately following the text of this Registration Statement. The report of Staley Okada & Partners, independent Chartered Accountants, for the audited financial statements are included herein immediately preceding the audited financial statements.

Financial Statements

Independent Auditors’ Report dated March 8, 2002

Comments by the Auditors for U.S. Readers on Canada-U.S. Reporting Conflict

Balance Sheet: 8/31/2002 (Unaudited); 8/31/2001 (Unaudited); 11/30/01 (Audited); and, 11/30/00 (Audited)

Statement of Shareholders’ Equity

Statement of Loss: Cumulative from Inception (7/17/81 through 8/31/2002) (Unaudited); For the Nine Months Ended 8/31/2002 (Unaudited); For the Nine Months Ended 8/31/2001 (Unaudited); For the Year Ended 11/30/2001 (Audited); For the Year Ended 11/30/2000 (Audited); and, For the Year Ended 11/30/99 (Audited)

Statement of Cash Flows: Cumulative from Inception (7/17/81 through 8/31/2002) (Unaudited); For the Nine Months Ended 8/31/2002 (Unaudited); For the Nine Months Ended 8/31/2001 (Unaudited); For the Year Ended 11/30/2001 (Audited); For the Year Ended 11/30/2000 (Audited); and, For the Year Ended 11/30/99 (Audited)

Notes to Financial Statements

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS (cont.)

(B) Index to Exhibits:

1.	Certificate of Incorporation, Certificates of Name Change, Articles of Incorporation and By-Laws

2.	Instruments defining the rights of holders of the securities being registered
***See Exhibit Number 1***

3.	Voting Trust Agreements – N/A
4.	Material Contracts – N/A

5.	List of Foreign Patents – N/A
6.	Calculation of earnings per share – N/A
7.	Explanation of calculation of ratios – N/A
8.	List of Subsidiaries - N/A
9.	Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A
10.	Other documents
a. Consent from Auditor

L.E.H. VENTURES LTD.

(An Exploration Stage Company)

     FINANCIAL STATEMENTS

31 AUGUST 2002 AND 2001 (Unaudited)

AND

30 NOVEMBER 2001, 2000 AND 1999

INDEPENDENT AUDITORS’ REPORT

To the Directors of L.E.H. Ventures Ltd.:

We have audited the balance sheet of L.E.H. Ventures Ltd. (an Exploration Stage Company) as at 30 November 2001 and 2000 and the statements of loss and cash flows for each of the years ended 30 November 2001, 2000, 1999 and cumulative from 17 July 1981 through 30 November 2001 and the statement of shareholders’ equity from 30 November 1998 through 30 November 2001. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards for the years ended 30 November 2001, 2000 and 1999, and in accordance with United States generally accepted auditing standards for the years ended 30 November 2001 and 2000. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at 30 November 2001 and 2000 and the results of its operations and its cash flows for the years ended 30 November 2001, 2000, 1999 and cumulative from 17 July 1981 through 30 November 2001 and the changes in shareholders’ equity from 30 November 1998 through 30 November 2001 in conformity with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

“Staley, Okada, Chandler & Scott”

Langley, B.C.	STALEY, OKADA, CHANDLER & SCOTT
8 March 2002	CHARTERED ACCOUNTANTS

Comments by the Auditors for U.S. Readers on Canada - U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant conditions and events that cast substantial doubt on the company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated 8 March 2002 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“Staley, Okada, Chandler & Scott”

Langley, B.C.	STALEY, OKADA, CHANDLER & SCOTT
8 March 2002	CHARTERED ACCOUNTANTS

L.E.H. Ventures Ltd.	Statement 1
(An Exploration Stage Company)
Balance Sheet
Canadian Funds

	As at	As at
	31 August	31 August	As at	As at
	2002	2001	30 November	30 November
ASSETS	(Unaudited)	(Unaudited)	2001	2000

Current
Cash	$9,557	$90,619	$19,671	$98,717
GST receivable	10,578	16,623	21,924	19,166
Prepaid expenses	864	700	705	620
Subscription receivable (Note 11)	2,400	-	-	-

	23,399	107,942	42,300	118,503
Restricted Cash (Note 7 and 9c)	40,574	28,354	-	115,810
Subscription Receivable (Note 9c)	34,840	-	-	-
Mineral Property Costs (Note 4)	1,353,291	1,081,560	1,165,523	456,172
Capital Assets (Note 5)	6,055	11,664	10,535	15,050

	$1,458,159	$1,229,520	$1,218,358	$705,535

LIABILITIES

Current
Accounts payable and accrued
liabilities	$53,901	$47,762	$43,204	$33,262

Continued Operations (Note 1)

SHAREHOLDERS’ EQUITY

Share Capital - Statement 2 (Note 6)	3,903,580	3,557,255	3,588,380	2,896,119

Deficit - Statement 2	(2,499,322)	(2,375,497)	(2,413,226)	(2,223,846)

	1,404,258	1,181,758	1,175,154	672,273

	$1,458,159	$1,229,520	$1,218,358	$705,535

ON BEHALF OF THE BOARD:

____________________ , Director

____________________ , Director

- See Accompanying Notes -

L.E.H. Ventures Ltd.	Statement 2
(An Exploration Stage Company)
Statement of Shareholders’ Equity
Canadian Funds

	Common Shares

			Accumulated
	Shares	Amount	Deficit	Total

Balance - 30 November 1998	4,896,533	$1,935,286	$(1,971,422)	$(36,136)

Shares for cash for special warrants in April ($0.15)	720,000	108,000	-	108,000
Shares for property acquisition in June ($0.15)	50,000	7,500	-	7,500
Shares for cash for special warrants in August ($0.25)	380,000	95,000	-	95,000
Shares for property acquisition in September ($0.25)	50,000	12,500	-	12,500
Shares for property acquisition in September ($0.15)	50,000	7,500	-	7,500
Shares for cash on exercise of options in September ($0.16)	35,000	5,600	-	5,600
Shares for cash on exercise of options in October ($0.16)	25,000	4,000	-	4,000

Loss for the year	-	-	(104,960)	(104,960)

Balance - 30 November 1999	6,206,533	2,175,386	(2,076,382)	99,004

Shares for cash on exercise of stock options in January
($0.16)	150,000	24,000	-	24,000
Shares for cash on exercise of warrants in January ($0.15)	40,000	6,000	-	6,000
Shares for cash for private placement in March ($0.225)	991,500	223,088	-	223,088
Shares for cash on exercise of warrants in April ($0.15)	350,000	52,500	-	52,500
Escrow shares for cash in June ($0.01)	673,022	6,730	-	6,730
Shares for cash on exercise of stock options in July ($0.21)	21,500	4,515	-	4,515
Shares for cash on exercise of warrants in August ($0.25)	355,000	88,750	-	88,750
Shares for cash for private placement in August ($0.30)	994,500	298,350	-	298,350
Shares for cash on exercise of stock options in
September ($0.24)	50,000	12,000	-	12,000
Shares for cash on exercise of stock options in
October ($0.24)	20,000	4,800	-	4,800

Loss for the year	-	-	(147,464)	(147,464)

Balance - 30 November 2000	9,852,055	2,896,119	(2,223,846)	672,273

Shares for cash on exercise of warrants in January ($0.20)	20,000	4,000	-	4,000
Shares for cash on exercise of warrants in March ($0.225)	250,000	56,250	-	56,250
Shares for property acquisition in March ($0.40)	444,465	177,786	-	177,786
Shares for cash on exercise of warrants in March ($0.20)	300,000	60,000	-	60,000
Shares for cash for private placement in April ($0.40)	761,000	304,400	-	304,400
Shares for cash on exercise of warrants in May ($0.26)	25,000	6,500	-	6,500
Shares for cash on exercise of stock options in June ($0.24)	100,000	24,000	-	24,000
Shares for cash on exercise of stock options in July ($0.25)	100,000	25,000	-	25,000
Shares for cash on exercise of stock options in July ($0.16)	20,000	3,200	-	3,200

Loss for the period	-	-	(151,651)	(151,651)

Balance - 31 August 2001 (Unaudited)	11,872,520	3,557,255	(2,375,497)	1,181,758

Shares for cash on exercise of warrants in
September ($0.30)	103,750	31,125	-	31,125

Loss for the period	-	-	(37,729)	(37,729)

Balance - 30 November 2001	11,976,270	3,588,380	(2,413,226)	1,175,154

Shares for property acquisition in March ($0.21 per share)	200,000	42,000	-	42,000
Shares for cash for private placement in
August ($0.24 - $0.26)	1,080,000	273,200	-	273,200

Loss for the period	-	-	(86,096)	(86,096)

Balance - 31 August 2002 (Unaudited)	13,256,270	$3,903,580	$(2,499,322)	$1,404,258

- See Accompanying Notes -

L.E.H. Ventures Ltd.	Statement 3
(An Exploration Stage Company)
Statement of Loss
Canadian Funds

	Cumulative
	from	For the
	Inception	Nine	For the Nine
	(17 July	Months	Months
	1981 through	Ended	Ended	For the Year	For the Year	For the Year
	31 August	31 August	31 August	Ended	Ended	Ended
	2002)	2002	2001	30 November	30 November	30 November
	(Unaudited)	(Unaudited)	(Unaudited)	2001	2000	1999

Indirect and Administrative
Expenses
Consulting, salaries, benefits	$752,479	$25,214	$63,648	$70,072	$79,176	$28,000
Professional fees	337,766	18,888	36,553	42,949	28,709	25,731
Office and general	318,344	18,122	30,254	34,538	23,460	6,065
Travel and promotion	193,453	7,251	8,740	8,025	5,284	1,794
Listing and filing fees	86,354	8,264	8,508	8,618	9,787	5,370
Transfer agent fees	70,876	4,085	4,950	6,766	6,088	3,890
Shareholder’s information	15,774	-	-	-	-	-
Bad debts	87,388	-	-	-	-	34,590
Amortization	16,368	1,758	3,386	4,515	2,656	-

Loss for the Period Before
the Undernoted	(1,878,802)	(83,582)	(156,039)	(175,483)	(155,160)	(105,440)

Oil and gas revenue	874	-	-	-	-	-
Depletion	(7,090)	-	-	-	-	-
Interest, net	68,751	208	4,388	4,701	7,696	480
Loan bonus and finder’s fee	(37,100)	-	-	-	-	-
Property investigation	(43,391)	-	-	-	-	-
Write off of mineral
property costs	(590,766)	-	-	(18,598)	-	-
Write down of capital assets	(11,798)	(2,722)	-	-	-	-

Loss for the Period	$(2,499,322)	$(86,096)	$(151,651)	$(189,380)	$(147,464)	$(104,960)

Loss per Share - basic
and diluted		$(0.01)	$(0.01)	$(0.02)	$(0.02)	$(0.02)

- See Accompanying Notes -

L.E.H. Ventures Ltd.	Statement 4
(An Exploration Stage Company)
Statement of Cash Flows
Canadian Funds

	Cumulative
	from	For the Nine	For the Nine
	Inception	Months	Months
	(17 July	Ended	Ended	For the Year	For the Year	For the Year
	1981 through	31 August	31 August	Ended	Ended	Ended
Cash Resources Provided By	31 August 2002)	2002	2001	30 November	30 November	30 November
(Used In)	(Unaudited)	(Unaudited)	(Unaudited)	2001	2000	1999

Cash Used in Operating Activities
Loss for the period	$(2,499,322)	$(86,096)	$(151,651)	$(189,380)	$(147,464)	$(104,960)
Items not involving cash
Amortization	16,368	1,758	3,386	4,515	2,656	-
Bad debts	87,388	-	-	-	-	34,590
Write-off of mineral
property costs	590,766	-	-	18,598	-	-
Depletion	7,090	-	-	-	-	-
Write-down of capital assets	11,798	2,722	-	-	-	-

	(1,785,912)	(81,616)	(148,265)	(166,267)	(144,808)	(70,370)

Change in non-cash working
capital
GST receivable	(10,578)	11,346	2,543	(2,758)	(7,947)	(7,262)
Prepaid expenses	(864)	(159)	(80)	(85)	(140)	178
Accounts payable and
accrued liabilities	71,001	10,697	14,500	9,942	(26,853)	39,919
Due to related party	-	-	-	-	(9,337)	(12,236)

	59,559	21,884	16,963	7,099	(44,277)	20,599

	(1,726,353)	(59,732)	(131,302)	(159,168)	(189,085)	(49,771)

Cash Used in Investing Activities
Advances to directors	(87,388)	-	-	-	-	(34,590)
Purchase of capital assets	(34,221)	-	-	-	(17,706)	-
Mineral property costs	(1,676,361)	(145,768)	(447,602)	(550,163)	(304,250)	(124,422)
Restricted cash	(40,574)	(40,574)	87,456	115,810	(115,810)	-

	(1,838,544)	(186,342)	(360,146)	(434,353)	(437,766)	(159,012)

Cash Provided by Financing
Activities
Share capital issued for cash	3,574,454	235,960	483,350	514,475	720,733	212,600

Net Increase (Decrease) in Cash	9,557	(10,114)	(8,098)	(79,046)	93,882	3,817
Cash position - Beginning
of period	-	19,671	98,717	98,717	4,835	1,018

Cash Position - End of Period	$9,557	$9,557	$90,619	$19,671	$98,717	$4,835

Supplemental Schedule of Non-
Cash Transactions
Shares issued for mineral
property acquisitions	$274,786	$42,000	$177,786	$177,786	$-	$27,500
Subscription receivable	$37,240	$37,240	$-	$-	$-	$-
Shares issued for finder’s fee	$17,100	$-	$-	$-	$-	$-

- See Accompanying Notes -

L.E.H. Ventures Ltd.
(An Exploration Stage Company)
Notes to Financial Statements
31 August 2002
Canadian Funds

1.

Continued Operations

These financial statements have been prepared on the basis of accounting principles applicable to a “going concern”, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. Several adverse conditions and events cast substantial doubt upon the validity of this assumption. The Company has incurred significant operating losses over the past several fiscal years and has a significant working capital deficiency.

The continued operations of the Company as a going concern is dependent on its ability to obtain additional equity financing and generate profitable operations in the future. These financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses and the balance sheet classifications used.

2.	Significant Accounting Policies

a)

Management Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

b)

Oil and Gas Properties

The Company follows the full cost method of accounting for oil and gas operations, as prescribed by the Canadian Institute of Chartered Accountants, whereby all costs of exploring for and developing oil and gas reserves are capitalized and accumulated in cost centres established on a country-by-country basis. The costs related to each cost centre from which there is production, together with the costs of production equipment, are depleted and amortized on the unit-of-production method based on the estimated gross proved reserves of each country. The capitalized costs less accumulated amortization in each cost centre from which there is production are limited to an amount equal to the estimated future net revenue from proved reserves (based on prices and costs at the balance sheet date) plus the cost (net of impairments) of unproved properties.

L.E.H. Ventures Ltd.
(An Exploration Stage Company)
Notes to Financial Statements
31 August 2002
Canadian Funds

2.	Significant Accounting Policies - Continued

c)

Mineral Interests

The Company follows the method of accounting for its mineral interests whereby all costs related to acquisition, exploration and development are capitalized by project. These costs will be amortized against revenue from future production or written off if the interest is abandoned or sold.

In the event of commercial production, net costs will be charged to operations on the unit-of-production method by project based upon estimated recoverable reserves.

The amounts shown for mineral interests represent costs incurred to date, less recoveries, and do not necessarily reflect present or future values. The recoverability of amounts shown for mineral interests is dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain financing to complete development of the projects, and on future profitable production or proceeds from the disposition thereof.

Ownership in mineral interests involves certain inherent risks due to the difficulties of determining and obtaining clear title to the claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral interests. The Company has investigated ownership of its mineral interests and, to the best of its knowledge, ownership of its interests are in good standing.

The Company does not accrue the estimated costs of maintaining its mineral interests in good standing.

d)

Property Option Agreements

From time to time, the Company may acquire or dispose of properties pursuant to the terms of option agreements. Due to the fact that options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as resource property costs or recoveries when the payments are made or received.

e)

Loss per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the “if converted” method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

L.E.H. Ventures Ltd.
(An Exploration Stage Company)
Notes to Financial Statements
31 August 2002
Canadian Funds

2.	Significant Accounting Policies - Continued

f)

Environmental Expenditures

The operations of the Company may, in the future, be affected by changes in environmental regulations, including those for future reclamation and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. The Company's policy is to comply with legal requirements, as instigated by government agencies or appropriate authorities, as a minimum where necessary to conduct its business responsibly and in accordance with the principles of economically sustainable development.

g)

Amortization

The Company provides for amortization of its capital assets on the following basis:

Computer equipment - 30% declining-balance method

One-half of the normal rate is applied in the year of acquisition.

	h)	Share Capital

i)
The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount of which the option, warrant or escrow share enabled the holders to purchase a share in the company. No compensation expense is recognized for stock options.

ii)
Share capital issued for non-monetary consideration is recorded at an amount based on fair market value reduced by an estimate of transaction costs normally incurred when issuing shares for cash, as determined by the board of directors of the Company.

i)

Income Taxes

Income taxes are accounted for using the asset and liability method. Future taxes are recognized for the tax consequences of “temporary differences” by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition, the method requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

3.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash, GST receivable, subscription receivable restricted cash and accounts payable. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

L.E.H. Ventures Ltd.
(An Exploration Stage Company)
Notes to Financial Statements
31 August 2002
Canadian Funds

4.	Mineral Properties

a)

Geordie Lake, Ontario

During the 1999 fiscal year, the Company entered into an agreement that provided the Company an option to earn a 51% interest in an underlying option agreement encompassing certain mineral claims located near Marathon, Ontario. During the 2000 fiscal year, the Company superseded this agreement by purchasing a 100% interest in the original underlying option agreement for a one-time cash payment of $50,000 (paid), subject to certain back-in rights available to the vendor upon the Company completing a feasibility study on the claims. In addition, to earn its interest the Company paid $50,000 to the original optionors. The Claims are subject to a 2.5% net smelter royalty payable to the original optionors, which can be reduced to 1.5% after paying $1,000,000 in royalties.

During the 2000 fiscal year, the Company signed an option agreement with a third party which allowed that party to earn a 12.75% interest in the subject claims by incurring $175,000 in exploration expenditures (completed) and, upon earning this interest, the right to return the interest to the company for treasury shares. During 2001 the interest was returned to the Company for 444,465 of the Company’s shares, the number which was calculated by dividing the exploration expenditures by the 10-day moving average of the market price of the shares prior to the election to return the claims. The Company currently holds a 100% interest in the property.

b)

Gold Reef, British Columbia

The Company owns a 100% interest in certain mineral claims located near Stewart, B.C. The claims are currently being held by the original vendor in trust for the Company pending the Company obtaining a free miner’s license. All costs associated with this property have been written off.

c)

Otish Mountain, Quebec

Pursuant to an agreement dated 15 February 2002, the Company purchased a 100% interest in certain claims located at Otish Mountain in Quebec. The consideration for the purchase consists of $7,500 (paid) and 200,000 shares of the Company (issued). The property is subject to a 2% royalty on the average appraised value of all diamond products produced from the claims.

	d)	Details of cumulative expenditures are as follows:

			31 August	31 August
		Deferred	2002	2001	30 November	30 November
	Acquisition	Exploration	(Unaudited)	(Unaudited)	2001	2000

Mineral Properties
Geordie Lake, Ontario	$352,796	$950,455	$1,303,251	$1,062,961	$1,165,523	$437,573
Gold Reef, British
Columbia	-	-	-	18,599	-	18,599
Otish Mountain, Quebec	49,500	540	50,040	-	-	-

	$402,296	$950,995	$1,353,291	$1,081,560	$1,165,523	$456,172

L.E.H. Ventures Ltd.
(An Exploration Stage Company)
Notes to Financial Statements
31 August 2002
Canadian Funds

5.	Capital Assets Details are as follows:

			Net Book	Net Book
			Value	Value	Net Book	Value
			31 August	31 August	Value	Net Book
		Accumulated	2002	2001	30 November	30 November
	Cost	Amortization	(Unaudited)	(Unaudited)	2001	2000

Computer equipment	$13,075	$7,020	$6,055	$11,664	$10,535	$15,050

5.	Share Capital Details are as follows:

	a)	Authorized share capital: 100,000,000 common shares without par value.

	b)	Details of share purchase option activity are as follows:

	Number	Exercise Price		Expiry Date

Balance - 30 November 1999	585,500	$0.16 to $0.25		June to October 2004
Options Granted	320,000	$0.24	*	7 February 2005
Options Granted	120,000	$0.30	*	20 July 2005
Options Cancelled	(100,000)	$0.16		9 June 2004
Options Cancelled	(124,000)	$0.25		29 October 2004
Options Exercised	(150,000)	$0.16		9 October 2004
Options Exercised	(21,500)	$0.21		24 July 2004
Options Exercised	(70,000)	$0.24		7 February 2005

Balance - 30 November 2000	560,000	$0.16 to $0.30		June 2004 to July 2005
Options Granted	150,000	$0.36	*	26 March 2003
Options Granted	100,000	$0.53	*	17 May 2006
Options Granted	100,000	$0.50		11 July 2006
Options Exercised	(20,000)	$0.16		9 June 2004
Options Exercised	(100,000)	$0.25		29 October 2004
Options Exercised	(100,000)	$0.24		7 February 2005

Balance - 30 November 2001	690,000	$0.16 to $0.53		March 2003 to July 2006
Options Cancelled	(100,000)	$0.50		11 July 2006
Options Granted	100,000	$0.20		16 January 2007

Balance 31 August 2002 (Unaudited)	690,000	$0.16 to $0.20		March 2003 to Jan 2007

* On 17 January 2002, these options were re-priced from $0.24 - $0.53 down to $0.20.

L.E.H. Ventures Ltd.
(An Exploration Stage Company)
Notes to Financial Statements
31 August 2002
Canadian Funds

5.	Share Capital - Continued

	b)	Details of share purchase option activity are as follows: - Continued A summary of the options outstanding at 31 August 2002 is as follows:

Number	Exercise Price	Expiry Date

70,000	$0.16	9 June 2004
150,000	$0.20	26 March 2003
150,000	$0.20	7 February 2005
120,000	$0.20	20 July 2005
100,000	$0.20	17 May 2006
100,000	$0.20	16 January 2007

690,000

At 31 August 2002, all options had vested, the weighted average exercise price per option was $0.20, and the weighted average remaining contractual life of the options was 2.51 years.

c)	As at 31 August 2002 there were 1,080,000 common share warrants outstanding. The warrant activity is as follows:

	Number	Exercise Price	Expiry Date

Balance - 30 November 1999	1,100,000	$0.15 to $0.25	April 2000 to August 2001
Private placement warrants issued	991,500	1st year $0.225	1 March 2001
		2nd year $0.26	1 March 2002
Flow-through warrants issued	497,250	$0.30	31 August 2001
Special warrants exercised	(390,000)	$0.15	16 April 2000
Special warrants exercised	(380,000)	$0.25	25 August 2000

Balance - 30 November 2000	1,818,750	$0.225 - $0.30	March 2001 to March 2002
Private placement warrants exercised	(250,000)	$0.225	1 March 2001
Special warrants exercised	(320,000)	$0.20	16 April 2001
Special warrants expired	(10,000)	$0.20	16 April 2001
Private placement warrants exercised	(25,000)	$0.26	1 March 2002
Flow-through warrants issued	380,500	$0.40	24 May 2002
Flow-through warrants exercised	(103,750)	$0.30	31 August 2001
Flow-through warrants expired	(393,500)	$0.30	31 August 2001

Balance - 30 November 2001	1,097,000	$0.225 to $0.30	March 2002 to May 2002
Private placement warrants expired	(716,500)	$0.26	1 March 2002
Flow-through warrants expired	(380,500)	$0.40	24 May 2002
Private placement warrants issued	380,000	$0.24	30 April 2003
Flow-through warrants issued	700,000	$0.26	30 April 2003

Balance 31 August 2002 (Unaudited)	1,080,000	$0.24 to $0.26	April 2003

d)	750,000 (2001 - 750,000; 2000 - 76,978; 1999 - 76,978) performance shares are held in escrow to be released only with the consent of the government regulatory bodies.

L.E.H. Ventures Ltd.
(An Exploration Stage Company)
Notes to Financial Statements
31 August 2002
Canadian Funds

7.

Restricted Cash

Restricted cash represents the balance of funds received from the issuance of flow-through shares (Note 9c). These funds are restricted for use in incurring qualified exploration expenditures as defined by the Income Tax Act of Canada.

8.	Related Party Transactions Related party transactions not otherwise disclosed in these financial statements are as follows:

	a)	The Company paid or accrued the following amounts due to directors and companies controlled by directors:

	31 August	31 August
	2002	2001	30 November	30 November
	(Unaudited)	(Unaudited)	2001	2000

Office rent	$3,646	$3,646	$4,861	$4,861
Equipment rental	$1,275	$1,700	$1,700	$1,250
Geological consulting	$18,175	$18,675	$39,175	$31,000

b)	The Company issued shares for cash proceeds to directors and relatives of directors as follows:

31 August 2002		31 August 2001		30 November 2001		30 November 2000
(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)

Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount

310,000	$74,000	705,000	$149,500	697,000	$154,600	944,000	$190,075

9.	Income Taxes

a)
The Company has income tax losses carried forward of approximately $289,000 available to reduce future taxable income. The benefit of these losses has not been recognized in the accounts and expire as follows:

Date	Amount

2002	$184,000
2003	73,000
2005	32,000

$289,000

L.E.H. Ventures Ltd.
(An Exploration Stage Company)
Notes to Financial Statements
31 August 2002
Canadian Funds

9.	Income Taxes - Continued

	b)	The Company has approximately $1,900,000 of resource related expenditures which may be carried forward indefinitely and used to reduce prescribed taxable income in future years. The benefit of these expenditures has not been recognized in the accounts.

c)

During the year ended 30 November 2000, the Company issued flow-through shares from treasury for cash proceeds of $298,350 and incurred $182,540 in related expenditures. During the year ended 30 November 2001, the Company incurred the remaining $115,810 in expenditures relating to these flow-through agreements. All amounts were renounced to the related flow-through shareholders effective 31 December 2000.

During the year ended 30 November 2001, the Company issued flow-through shares from treasury for cash proceeds of $304,400. All amounts relating to these flow-through agreements were incurred during the year and were renounced to the related flow-through shareholders effective 31 December 2001.

During the period ended 31 August 2002, the company issued flow-through shares from treasury for proceeds and incurred related expenditures as follows:

Total flow-through share proceeds	$182,000
Flow-through subscription receivable*	(34,840)

Total cash received	147,160
Less related expenditures	(106,586)

Restricted cash	$40,574

*	The cash received upon collection of the subscription receivable (Note 11) will be restricted cash, available only for incurring eligible exploration expenditures.

10.

Differences Between Canadian and United States Generally Accepted Accounting Principles (“GAAP”)

These financial statements are prepared in accordance with accounting principles generally accepted in Canada. The U.S. Securities and Exchange Commission requires that financial statements of foreign companies contain a reconciliation presenting the statements on the basis of accounting principles generally accepted in the United States. Any differences in accounting principles as they pertain to the accompanying financial statements are as follows:

a)

Under Canadian GAAP, mineral properties are carried at cost and written off or written down if the properties are abandoned, sold or if management decides not to pursue the properties.

Under United States GAAP, the company would periodically review and obtain independent reports in determining adjustments to the mineral properties and record properties at net realizable value. The company has not yet obtained an independent report, therefore, for United States GAAP purposes, the company’s mineral property costs have been written off.

L.E.H. Ventures Ltd.
(An Exploration Stage Company)
Notes to Financial Statements
31 August 2002
Canadian Funds

10.	Differences Between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) - Continued

b)
Under United States GAAP, stock compensation expense is recorded, as shares held in escrow become eligible for release, at the market value of the shares at that time. Under Canadian GAAP, no value is attributed to such shares released and no compensation expense is recorded.

c)
Under United States GAAP, stock compensation expense is recorded for non-employees using a fair-value based method of accounting. Under Canadian GAAP, the Company is not required to record the effect of non-employee stock option based compensation expense in the financial statements.

d)

Under U.S. GAAP SFAS 109, if flow-through shares are sold at a premium, the premium is recorded as a liability. If flow-through shares are sold at a discount, the discount is recorded as an asset. As restricted cash is spent, the premium or discount is recognized as income or expense respectively. Under Canadian GAAP, there is no requirement to recognize the premium or discount on the issuance of flow-through shares.

During the period ended 31 August 2002, the company completed a private placement that included flow-through shares priced at $0.26 per share and non-flow-through shares priced at $0.24 per share. The company incurred related flow-through expenditures of $106,586 to 31 August 2002.

The premium on the flow-through share issuance under U.S. GAAP is as follows:

Flow-through premium - 700,000 shares at $0.02	$14,000
Flow-through premium recognized as income in period	(8,200)

Deferred flow-through premium as at 31 August 2002 (Unaudited)	$5,800

e)	A reconciliation of the statements of operations from Canadian (“Cdn”) presentation to United States (“U.S.”) presentation is as follows:

	Nine	Nine
	Months	Months
	Ended	Ended	Year	Year	Year
	31 August	31 August	Ended	Ended	Ended
	2002	2001	30 November	30 November	30 November
	(Unaudited)	(Unaudited)	2001	2000	1999

Loss - Cdn basis	$(86,096)	$(151,651)	$(189,380)	$(147,464)	$(104,960)
Flow-through premium	8,200	-	-	-	-
Compensation expense on stock
options granted to non-employees	(9,391)	(27,331)	(27,331)	-	(40,628)
Current exploration costs	(187,768)	(625,388)	(727,949)	(304,250)	(151,922)
Current exploration abandonment	-	-	18,598	-	-

Loss - U.S. basis	$(275,055)	$(804,370)	$(926,062)	$(451,714)	$(297,510)

Primary loss per share - U.S. basis	$(0.02)	$(0.08)	$(0.09)	$(0.06)	$(0.06)

L.E.H. Ventures Ltd.
(An Exploration Stage Company)
Notes to Financial Statements
31 August 2002
Canadian Funds

10.	Differences Between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) - Continued

	f)	A reconciliation of certain balance sheet accounts from Canadian presentation to U.S. presentation is as follows:

Deficit

	Nine	Nine
	Months	Months
	Ended	Ended	Year	Year	Year
	31 August	31 August	Ended	Ended	Ended
	2002	2001	30 November	30 November	30 November
	(Unaudited)	(Unaudited)	2001	2000	1999

Deficit accumulated during the
exploration stage - Cdn basis	$2,499,322	$2,375,497	$2,413,226	$2,223,846	$2,076,382
Flow-through premium	(8,200)	-	-	-	-
Prior years’ stock compensation
expense	195,459	168,128	168,128	168,128	127,500
Current stock compensation expense	9,391	27,331	27,331	-	40,628
Current exploration costs	187,768	625,388	727,949	304,250	151,922
Current exploration abandonment	-	-	(18,598)	-	-
Prior years’ exploration costs,
net of abandonment	1,165,523	456,172	456,172	151,922	-

Deficit accumulated during the
exploration stage - U.S. basis	$4,049,263	$3,652,516	$3,774,208	$2,848,146	$2,396,432

Mineral Property Costs

	Nine	Nine
	Months	Months
	Ended	Ended	Year	Year	Year
	31 August	31 August	Ended	Ended	Ended
	2002	2001	30 November	30 November	30 November
	(Unaudited)	(Unaudited)	2001	2000	1999

Mineral property costs - Cdn basis	$1,353,291	$1,081,560	$1,165,523	$456,172	151,922
Current exploration costs	(187,768)	(625,388)	(727,949)	(304,250)	(151,922)
Current exploration abandonment	-	-	18,598	-	-
Prior years’ exploration costs,
net of abandonment	(1,165,523)	(456,172)	(456,172)	(151,922)	-

Mineral property costs - U.S. basis	$-	$-	$-	$-	-

Share Capital

	Nine	Nine
	Months	Months
	Ended	Ended	Year	Year	Year
	31 August	31 August	Ended	Ended	Ended
	2002	2001	30 November	30 November	30 November
	(Unaudited)	(Unaudited)	2001	2000	1999

Share capital - Cdn basis	$3,903,580	$3,557,255	$3,588,380	$2,896,119	$2,175,386
Flow-through premium	(14,000)	-	-	-	-
Prior years’ stock compensation
expense	195,459	168,128	168,128	168,128	127,500
Current stock compensation expense	9,391	27,331	27,331	-	40,628

Share capital - U.S. basis	$4,094,430	$3,752,714	$3,783,839	$3,064,247	$2,343,514

L.E.H. Ventures Ltd.
(An Exploration Stage Company)
Notes to Financial Statements
31 August 2002
Canadian Funds

10.	Differences Between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) - Continued

g)
Under Canadian GAAP, the Company is not required to disclose the pro forma effect of employee stock option-based compensation in the notes to the financial statements. Under U.S. GAAP, Statement of Financial Accounting Standards No. 123 (SFAS 123), “Accounting for Stock-Based Compensation”, establishes financial accounting and reporting standards for stock-based employee compensation plans. The statement encourages all entities to adopt a fair value-based method of accounting, but allows an entity to continue to measure compensation cost for those plans using the intrinsic value-based method of accounting prescribed by APB Opinion No. 25, “Accounting for Stock Issued to Employees”. The disclosure-only provision of SFAS No. 123 is provided as follows:

	Nine	Nine
	Months	Months
	Ended	Ended	Year	Year	Year
	31 August	31 August	Ended	Ended	Ended
	2002	2001	30 November	30 November	30 November
	(Unaudited)	(Unaudited)	2001	2000	1999

Loss - U.S. basis	$(275,055)	$(804,370)	$(926,062)	$(451,714)	$(297,510)

Pro forma loss - U.S. basis	$(330,406)	$(877,537)	$(999,229)	$(526,445)	$(349,647)

Primary loss per share - U.S. basis	$(0.02)	$(0.08)	$(0.09)	$(0.06)	$(0.06)

Pro forma primary loss per
share - U.S. basis	$(0.03)	$(0.09)	$(0.10)	$(0.07)	$(0.07)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Nine		Nine
	Months		Months
	Ended		Ended	Year	Year	Year
	31 August		31 August	Ended	Ended	Ended
	2002		2001	30 November	30 November	30 November
	(Unaudited)		(Unaudited)	2001	2000	1999

Expected dividend yield	0.00%		0.00%	0.00%	0.00%	0.00%
Expected stock price volatility	88.74%		86.66%	86.66%	72.94%	79.81%
Risk-free interest rate	4.56%	%	5.41%	5.41%	6.17%	5.81%
Expected life of options	5 years		5 years	5 years	5 years	5 years

The weighted average grant-date fair value of options granted in each period was $0.10, $0.37, $0.37, $0.17 and $0.12, respectively.

11.

Subsequent Event

During the period ended 31 August 2002, the company issued shares for $273,200 and received $235,960 in cash. Subsequent to year-end, the company collected the balance of the subscriptions receivable of $37,240.

SIGNATURE PAGE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

L.E.H. VENTURES LTD.
Registrant

Dated: January 30, 2003	By:	/s/ John McGoran, President